No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated March 8, 2024 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement (collectively, this “Prospectus”) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor Relations of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, email: InvestorRelations@APUCorp.com, telephone (905) 465-4500, and are also available electronically at www.sedarplus.com.
PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated March 8, 2024
Secondary Offering	March 26, 2024
ALGONQUIN POWER & UTILITIES CORP.

U.S.$1,150,000,000
5.365% Senior Notes due 2026
On June 23, 2021, Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) issued $1,000,000,000 aggregate principal amount of the Corporation’s 1.18% senior notes due 2026 (the “Notes”) in connection with the Corporation’s underwritten offering of 20,000,000 equity units (“Equity Units”), and subsequently issued an additional 3,000,000 Equity Units pursuant to the exercise of the over-allotment option, resulting in a total of $1,150,000,000 in aggregate principal amount of Notes outstanding. The Notes were issued as a component of the Equity Units that were initially in the form of Corporate Units (the “Corporate Units”), each of which initially consisted of (i) a purchase contract (a “Purchase Contract”) issued by the Corporation to purchase common shares of the Corporation (“Common Shares”) and (ii) a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Notes. This Prospectus Supplement relates to the optional remarketing (the “Remarketing”) of $1,150,000,000 aggregate principal amount of such Notes on behalf of the holders of Corporate Units (the “Holders of Corporate Units”). In connection with the Remarketing, the Corporation has obtained exemptive relief from Canadian securities regulators from certain disclosure and filing requirements applicable to secondary offerings by way of a Canadian prospectus. See “Exemptions” in the Base Shelf Prospectus.
The Notes are being remarketed pursuant to a remarketing agreement dated as of February 29, 2024 (the “Remarketing Agreement”) by and among the Corporation, BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC, as reset agents and remarketing agents and as representatives (the “Representatives”) of a syndicate of remarketing agents and The Bank of New York Mellon Trust Company, N.A., as purchase contract agent (the “Purchase Contract Agent”). The Notes being remarketed pursuant to the Remarketing Agreement and this Prospectus Supplement are being remarketed in Canada by Merrill Lynch Canada Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Mizuho Securities Canada Inc., SMBC Nikko Securities Canada, Ltd., BMO Nesbitt Burns Inc., MUFG Securities (Canada), Ltd., and Wells Fargo Securities Canada Ltd. (collectively, the “Canadian Remarketing Agents”) and in the United States (the “U.S.”) by BofA Securities, Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc., Mizuho Securities USA LLC, SMBC Nikko Securities America Inc., BMO Capital Markets Corp., MUFG Securities Americas Inc., and Wells Fargo Securities, LLC (collectively, the “U.S. Remarketing Agents” and together with the Canadian Remarketing Agents, the “Remarketing Agents”). See “Remarketing”.
	Price to Public(1)(2)	Net Proceeds(3)	Remarketing Fee(5)
Per $1,000 principal amount of Notes	$991.64(4)	$991.64	$2.50
Total(3)	$1,140,386,000.00	$1,140,386,000.00	$2,875,000.00
(1)
Plus accrued interest at an annual rate of 1.18% from and including March 15, 2024 to but excluding the Settlement Date (as defined herein), which is expected to be $490,027.78 in the aggregate for the Notes, assuming the Settlement Date of the Notes occurs on March 28, 2024.

(2)	Plus accrued interest at an annual rate of 5.365% from and including the Settlement Date if actual settlement occurs after the Settlement Date.
(3)	The Corporation will not directly receive any proceeds from the Remarketing. See “Use of Proceeds” and “Remarketing.”
(4)	The effective yield of the Notes, if held to June 15, 2026, will be 5.777%.
(5)	The Corporation will pay the remarketing fee to the Remarketing Agents directly (and not out of the proceeds of the Remarketing).
Remarketing Agents
BofA Securities	CIBC Capital Markets	RBC Capital Markets
Scotiabank	TD Securities
National Bank of Canada Financial Markets
Mizuho	SMBC Nikko
BMO Capital Markets	MUFG	Wells Fargo Securities

The Notes will mature on June 15, 2026. The interest rate on the Notes will be reset to 5.365% per annum, effective on and after the Settlement Date (as defined herein). Interest on the Notes will be payable semi-annually on June 15 and December 15 of each year. The first interest payment on the Notes will be payable on June 15, 2024, which payment will include interest accrued at an annual rate of 1.18% from and including March 15, 2024 to but excluding the Settlement Date and at an annual rate of 5.365% from and including the Settlement Date to but excluding June 15, 2024.
The Corporation will not receive proceeds from the Remarketing of the Notes. See “Use of Proceeds”.
The Notes are unsecured and unsubordinated obligations of the Corporation and rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness outstanding from time to time. In addition, the Notes are structurally subordinated to all liabilities and other obligations of the Corporation’s subsidiaries. See “Description of the Notes”.
Subject to applicable laws, the Remarketing Agents may, in connection with the Remarketing, effect transactions intended to stabilize or maintain the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Remarketing”.
This Remarketing is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the U.S.
The Remarketing Agents expect to deliver the Notes on or about March 28, 2024 (the “Settlement Date”) in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a “Participant”), including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.
The Remarketing Agents have severally agreed to use their commercially reasonable efforts to remarket the Notes in the U.S. and in Canada in accordance with the conditions contained in the Remarketing Agreement and referred to under “Remarketing” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to Canadian matters, and Gibson, Dunn & Crutcher LLP, as to U.S. matters, and on behalf of the Remarketing Agents by Bennett Jones LLP, as to Canadian matters, and Cravath, Swaine & Moore LLP, as to U.S. matters.
The earnings coverage ratio provided in this Prospectus Supplement is less than one-to-one. See “Earnings Coverage Ratios” for further details.
There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement and the Base Shelf Prospectus to which it relates. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors”. The Corporation does not intend to apply for listing of the Notes on any securities exchange or quotation system and, consequently, purchasers may not be able to resell the Notes purchased under this Prospectus Supplement.
An investment in the Notes is subject to certain risks. Prospective purchasers should therefore carefully consider the disclosure with respect to the Corporation included and incorporated by reference in this Prospectus Supplement. See “Risk Factors”.
Owning the Notes may subject you to tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are residents in Canada may not be described fully herein or in the Base Shelf Prospectus. Purchasers of the Notes should read the tax discussion contained under “Material Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations” in this Prospectus Supplement and consult their own tax advisor.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside of the U.S. See “Enforcement of Certain Civil Liabilities” in this Prospectus Supplement and in the Base Shelf Prospectus.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE NOTES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
BofA Securities, Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc., Mizuho Securities USA LLC, SMBC Nikko Securities America Inc., BMO Capital Markets Corp., MUFG Securities Americas Inc. and Wells Fargo Securities, LLC are affiliates of financial institutions which are lenders to the Corporation and/or certain subsidiary entities of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Remarketing Agents for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Remarketing Agents”.
Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Certain Civil Liabilities”.
The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Prospectus Supplement
Base Shelf Prospectus
S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS
This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part is the Base Shelf Prospectus, which gives more general information, some of which may not apply to the Notes offered by this Prospectus Supplement. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.
If the description of the Notes varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus. The Corporation is not, and the Remarketing Agents are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.
Unless the context otherwise requires, all references in the Base Shelf Prospectus and in this Prospectus Supplement to “the Corporation,” “Algonquin,” “we” and “us” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership and trust interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.
CURRENCY
In this Prospectus Supplement, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars,” “$” or “U.S.$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.
The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2021, 2022 and 2023, in each case as reported by the Bank of Canada.
	Year ended December 31,
	2023	2022	2021
High	0.7617	0.8031	0.8306
Low	0.7207	0.7217	0.7727
Average	0.7410	0.7692	0.7980
Period End	0.7561	0.7383	0.7888
The daily exchange rate on March 26, 2024, as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00 = U.S.$0.7368.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION
This Prospectus Supplement, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, “seeks”, “strives”, “targets” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus Supplement includes, but is not limited to, statements relating to: expected future investments and growth, rate base (including the Regulated Services Group’s projected long-term rate base growth rate framework), earnings and results of operations, performance, business prospects and opportunities of the Corporation; share price appreciation; the proposed sale of the Corporation’s renewable energy business and the anticipated impact thereof on the Corporation; the objectives and expected benefits, outcomes and results of a sale of the renewable energy business; the Corporation’s expectation that it will become a competitively capitalized, pure-play regulated utility; liquidity, capital resources and operational requirements; statements relating to renewable energy credits expected to be generated and sold; expectations and plans with respect to current and planned projects; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing and asset recycling or asset sales initiatives; expectations regarding the payments to be made to the Corporation upon the settlement of the Purchase Contracts; expectations regarding the Corporation’s use of proceeds from the settlement of the Purchase Contracts; anticipated customer benefits; ongoing and planned acquisitions, dispositions, projects, initiatives or other transactions, including expectations regarding timing, costs, proceeds, financing, results, ownership structures, regulatory matters, in-service dates and completion dates; financing plans; expectations regarding future macroeconomic conditions; expectations regarding the Corporation’s corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; statements regarding the Corporation’s sustainability and environmental, social and governance goals, including its net zero by 2050 target; expectations with respect to revenues pursuant to power purchase agreements and energy production hedges; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Corporation’s energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; capital management plans and objectives; expectations regarding the outcome of legal claims and disputes; strategy and goals; expected demand for renewable sources of power; expected capacity of and energy sales from new energy projects and existing facilities; joint ventures; environmental liabilities; dividends to shareholders, including expectations regarding the sustainability thereof and the Corporation’s ability to achieve its targeted annual dividend payout ratio; the Corporation’s shareholder dividend reinvestment plan; expectations regarding future “greening the fleet” initiatives; expectations regarding the use of proceeds from financings; expectations regarding credit ratings and equity credit from rating agencies, including expectations regarding the resolution of rating watches related to the intended sale of the Corporation’s renewable energy business; expectations regarding debt repayment and refinancing; the future impact on the Corporation of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group’s revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; the implementation of new technology systems and infrastructure, including the expected timing thereof; financing costs; and currency exchange rates. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; the availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms; the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with applicable regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; the ability of the Corporation to successfully execute future “greening the fleet” initiatives; and the ability of the Corporation to effect a sale of its renewable energy business and realize the anticipated benefits therefrom.
The forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Corporation’s operations and growth plans; delays and cost overruns in the design and construction of projects; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; risks related to the Remarketing; fluctuations in the price and liquidity of the Common Shares and the Corporation’s other securities;

impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including with respect to the intended sale of the Corporation’s renewable energy business; the possibility of adverse reactions or changes in business relationships or relationships with employees resulting from the announcement or completion of the intended sale of the Corporation’s renewable energy business; risks relating to the diversion of the board of directors (the “Board”) of the Corporation’s or management’s attention in connection with the intended sale of the Corporation’s renewable energy business; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination provisions in purchase or sale agreements; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the section of this Prospectus Supplement entitled “Risk Factors,” in the Corporation’s Annual Information Form dated March 8, 2024 for the year ended December 31, 2023 as filed on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) on March 8, 2024 (the “AIF”) under the heading “Enterprise Risk Factors” and in the Corporation’s Annual MD&A (as defined herein) under the heading “Enterprise Risk Management”.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting prospective investors in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future, and prospective investors are cautioned that such information may not be appropriate for other purposes. Forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference herein, is made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus Supplement is qualified by these cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION
Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement has been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).
NON-GAAP AND OTHER MEASURES
The Corporation uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. The Corporation’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “Divisional Operating Profit”, “Net Utility Sales” and “Net Energy Sales”, which are used in or incorporated by reference into this Prospectus Supplement, are Non-GAAP financial measures. An explanation of each of these non-GAAP financial measures, an explanation of the composition of these measures, a description of the Corporation’s use of these measures and a reconciliation to the most directly comparable U.S. GAAP measure for the years ended December 31, 2023 and December 31, 2022, in each case, can be found in the Annual MD&A, which is incorporated by reference in this Prospectus Supplement. Certain of these Non-GAAP financial measures are presented for the years ended December 31, 2020 and/or December 31, 2021, and reconciliations of such measures for those periods can be found in Schedule “A” to this Prospectus Supplement.
In addition, the term “rate base” is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Corporation’s rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly titled measures used by other companies.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Remarketing. Other documents are also incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars. Copies of the documents incorporated by reference herein and in the Base Shelf Prospectus may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically on SEDAR+ at www.sedarplus.com.
As of the date hereof, the following documents of the Corporation, filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), are specifically incorporated by reference in and form an integral part of this Prospectus:
(a)	the AIF;
(b)
the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2023 and December 31, 2022, together with the report of independent registered public accounting firm thereon, as filed on SEDAR+ on March 8, 2024;

(c)	the management discussion and analysis of the Corporation for the year ended December 31, 2023, as filed on SEDAR+ on March 8, 2024 (the “Annual MD&A”);
(d)	the management information circular of the Corporation, as filed on SEDAR+ on May 19, 2023 in respect of the Corporation’s annual meeting of shareholders held on June 20, 2023; and
(e)	the template version of the final term sheet for the Remarketing dated March 26, 2024 (the “Term Sheet”).
Any documents of the Corporation of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and MD&A relating thereto, all material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Remarketing subsequently filed by the Corporation with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Remarketing hereunder shall be deemed to be incorporated by reference in this Prospectus (except that any description of the Corporation’s credit ratings in any such document shall not be deemed to be incorporated by reference into this Prospectus Supplement).
Documents or information in an annual report on Form 40-F filed by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Remarketing shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Remarketing shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the Remarketing, the Corporation may incorporate by reference into this Prospectus Supplement information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov.
Any statement contained in this Prospectus Supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC, under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, a registration statement on Form F-10 with respect to the Notes. This Prospectus Supplement, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Remarketing, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement, or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Corporation will provide to each person to whom this Prospectus Supplement is delivered, without charge, upon request to the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, copies of the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation does not incorporate by reference in this Prospectus Supplement or the Base Shelf Prospectus any of the information on, or accessible through, its website.
The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces and territories of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s EDGAR system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on SEDAR+ at www.sedarplus.com. Unless specifically incorporated by reference herein or in the Base Shelf Prospectus, documents filed or furnished by the Corporation on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

BUSINESS OF THE CORPORATION
General
Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.
The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and the Renewable Energy Group, which primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
Regulated Services Group	Renewable Energy Group
Electric Utilities Water and Wastewater Utilities Natural Gas Utilities Electric and Natural Gas Transmission Energy Generation and Storage	Wind Power Generation Solar Power Generation Hydro Power Generation Thermal Co-Generation Renewable Natural Gas Energy Storage
On August 10, 2023, following a strategic review, the Corporation announced that it will pursue a sale of its renewable energy business in an effort to unlock the Corporation’s value as a pure-play regulated utility by simplifying its structure and enabling the Corporation to focus on regulated investment opportunities, with greater operational efficiency and capital discipline. The Corporation’s objectives for the transaction are to support its current dividend, reduce its cost of capital, and maintain its investment grade BBB credit rating. At the same time, the Corporation is seeking to maximize the value of the renewables business and position it with a new owner that can facilitate its long-term success through the ongoing energy transition. J.P. Morgan Securities Canada Inc. is acting as the Corporation’s financial advisor in connection with the sale of the renewable energy business. The Corporation intends to exit the sale process as a competitively capitalized, pure-play regulated utility. There can be no assurance about the outcome of this sale process, the specific assets that will be sold (if any), that any specific transaction will be identified or consummated, or that any such transaction will achieve any expected result or benefit. For more information, see “Risk Factors Relating to Strategic Planning and Execution— The Corporation may desire to sell businesses or assets, which may have an adverse effect on the Corporation’s business, operations or financial condition.” in the AIF.

Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile. As of December 31, 2023, the Regulated Services Group’s aggregate rate base was approximately $7.2 billion, allocated approximately as follows: electric (58%), natural gas (22%), and water (20%). A detailed breakdown of the Regulated Services Group’s rate base by jurisdiction is shown in the chart below. The Regulated Services Group seeks to provide safe, high-quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. For the 5-year period ended December 31, 2023, the Regulated Services Group’s rate base increased at a compounded annual rate of approximately 18%. The Regulated Services Group has a projected long-term rate base growth rate framework in the range of approximately 5-7% per year. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group may seek to deliver long-term growth through acquisitions of additional utility systems and pursuing “greening the fleet” opportunities.
Jurisdiction	Approximate 2023 Rate Base ($mm)[1]
Arizona (Water)	$179
Bermuda (Electric)	$504
California (Electric)	$484
California (Water)	$272
Chile (Water)	$330
Georgia (Gas)	$206
Massachusetts (Gas)	$307
Missouri (Electric)[2]	$2,958
Missouri (Gas)[3]	$310
New Brunswick (Gas)	$206
New Hampshire (Electric)	$214
New Hampshire (Gas)	$498
New York (Water)	$491
New York (Gas)	$44
Other[4] (Water)	$140
Texas (Water)	$24
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities, operating in 11 U.S. states and 6 Canadian provinces and across 7 independent system operators. The Renewable Energy Group seeks to deliver growth through new power generation projects and complementary projects, such as energy storage. The Renewable Energy Group has economic interests in hydroelectric, wind, solar, renewable natural gas (“RNG”) and thermal facilities which, as of December 31, 2023, had a combined net generating capacity attributable to the Renewable Energy Group of approximately 2.7 GW, allocated approximately as follows: wind (81%), solar (10%), hydroelectric (4%), and RNG and thermal (5%). The Renewable Energy Group also has a solar and wind development pipeline comprised of approximately 8 GW as of November 30, 2023. In addition, the Renewable Energy Group has an approximately 42% indirect beneficial interest in Atlantica Sustainable Infrastructure plc (formerly Atlantica Yield plc) (“Atlantica”).
See “Description of the Business” in the AIF and “Overview and Business Strategy” in the Annual MD&A.
[1]	Data as at December 31, 2023.
[2]	Includes some assets in Kansas, Oklahoma and Arkansas.
[3]	Includes some assets in Iowa and Illinois.
[4]	Includes Arkansas, Missouri, Texas and Illinois.

Stable Adjusted EBITDA and Revenue Growth
From the year ended December 31, 2020 to the year ended December 31, 2023 (inclusive), the Corporation’s total revenue, total net earnings attributable to shareholders, and revenue and Adjusted EBITDA (broken down by business units) were as follows:
	Twelve months ended December 31
(all dollar amounts in $ millions)	2020	2021	2022	2023
Revenue by business unit
Renewable Energy Group
Revenue	256.0	268.0	350.8	296.3
Other Revenue	14.4	18.3	28.4	33.4
Regulated Services Group
Revenue	1,386.1	1,944.2	2,330.0	2,315.7
Other Revenue	19.1	53.4	54.2	51.1
Corporate	1.5	1.6	1.5	1.5
Total Algonquin Revenue	1,677.0	2,285.5	2,765.0	2,698.0
Total Net Earnings (Loss) attributable to shareholders	782.5	264.9	(212.0)	28.7
Adjusted EBITDA by business unit
Divisional Operating Profit for Regulated Services Group	592.3	758.8	863.6	954.1
Divisional Operating Profit for Renewable Energy Group	335.7	389.6	410.7	371.8
Administrative Expenses	(63.1)	(66.7)	(80.2)	(90.4))
Other Income & Expenses	4.6	(4.8)	(1.3)	(0.1)
Total Algonquin Adjusted EBITDA	869.5	1,076.9	1,192.8	1,235.4
Note: Certain amounts in this table may not total due to rounding.
See “Non-GAAP and Other Measures”.
RECENT DEVELOPMENTS
On March 21, 2024, the Corporation received a notice of nomination from Starboard Value LP in respect of three individuals proposed to stand for election to the Corporation’s Board at the 2024 annual general meeting of shareholders (the “Annual Meeting”). The Board will review the proposed nominees and present its formal recommendation with respect to the election of directors in the Corporation’s management information circular, to be filed on SEDAR+ and delivered to shareholders eligible to vote at the Annual Meeting.

SUMMARY
The following information is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements appearing elsewhere in this Prospectus Supplement or the Base Shelf Prospectus and in the documents incorporated by reference herein. Reference is made to the “Description of the Notes” section of this Prospectus Supplement for the meaning of certain terms not otherwise defined in this section.
THE REMARKETING
Issuer:
Algonquin Power & Utilities Corp.
Securities Remarketed:
$1,150,000,000 aggregate principal amount of the Corporation’s 5.365% senior notes due 2026.
Maturity Date:
The Notes will mature on June 15, 2026.
Specified Denominations:
Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Interest Rate:
The interest rate on the Notes will be reset to 5.365% per annum, effective on and after the Settlement Date.
Interest Payment Dates:
Interest on the Notes will be payable semi-annually on June 15 and December 15 of each year. The first interest payment on the Notes will be payable on June 15, 2024, which payment will include interest accrued at an annual rate of 1.18% from and including March 15, 2024 to but excluding the Settlement Date and at an annual rate of 5.365% from and including the Settlement Date to but excluding June 15, 2024.
Remarketing:
The Notes were originally issued on June 23, 2021 in connection with the Corporation’s issuance and sale of the Equity Units (initially consisting of Corporate Units). Each Corporate Unit initially consisted of both a Purchase Contract and a 1/20, or 5%, undivided beneficial interest in $1,000 principal amount of the Notes. In order to secure their obligations under the Purchase Contracts, Holders of Corporate Units pledged their undivided beneficial interests in the Notes to the Corporation through The Bank of New York Mellon Trust Company, N.A., as collateral agent (the “Collateral Agent”).
Pursuant to the terms of the Corporate Units, the Notes are being remarketed on behalf of the Holders of Corporate Units, pursuant to the terms and conditions of the Remarketing Agreement, which requires the Remarketing Agents to use commercially reasonable efforts to remarket the Notes at a public offering price that will result in proceeds sufficient to purchase the Treasury Portfolio at the Treasury Portfolio Purchase Price (each as defined herein). See “Remarketing”.
Ranking:
The Notes are unsecured and unsubordinated obligations of the Corporation and rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness outstanding from time to time. The Notes are structurally subordinated to existing or future preferred shares and indebtedness, guarantees and other liabilities, including trade payables, of the Corporation’s subsidiaries. See “Description of the Notes—Ranking”.

Redemption:
The Notes are not redeemable prior to the Stated Maturity Date (as defined herein) at the Corporation’s option.
Use of Proceeds:
The Corporation will not directly receive any proceeds from the Remarketing. The gross proceeds from the Remarketing are estimated to be $1,140,876,027.78 and will be used as follows:
(i)
$1,140,860,249.20 of the proceeds (which is equal to the Treasury Portfolio Purchase Price) will be used to purchase the Treasury Portfolio (as defined under “Remarketing”), a portion of which will then be pledged to secure the Purchase Contract obligations of the Holders of Corporate Units to purchase Common Shares on the Purchase Contract Settlement Date (as defined herein); and

(ii)	any remaining proceeds from the Remarketing will be remitted to the Purchase Contract Agent for pro rata payment to the Holders of Corporate Units.
On the Purchase Contract Settlement Date, a portion of the proceeds from the amount paid upon the maturity of the Treasury Portfolio will be paid to the Corporation in settlement of the obligations of the Holders of Corporate Units under the Purchase Contracts to purchase Common Shares, in exchange for such Common Shares. The Corporation currently intends to use the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Corporation and its subsidiaries and for general corporate purposes. For additional information, see “Use of Proceeds” and “Remarketing”.
Listing:
There is no established trading market for the Notes. The Corporation does not intend to apply for listing of the Notes on any securities exchange or quotation system and, consequently, purchasers may not be able to resell the Notes purchased under this Prospectus Supplement.
Risk Factors:
An investment in the Notes is subject to certain risks. Prospective purchasers should therefore carefully consider the disclosure with respect to the Corporation and the Notes included and incorporated in this Prospectus Supplement. See “Risk Factors”.
Trustees:
The U.S. indenture trustee under the indenture is The Bank of New York Mellon Trust Company, N.A. and the Canadian indenture trustee is BNY Trust Company of Canada.
Governing Law:
The indenture and the Notes are governed by and construed in accordance with the laws of the of the State of New York, without regard to conflicts of laws principles thereof; provided, however, that the exercise, performance or discharge by the Canadian indenture trustee of any of its rights, powers, duties or responsibilities under the indenture or the Notes shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

RISK FACTORS
An investment in the Notes is subject to certain risks. In addition to the risks described herein, reference is made to the section in the AIF entitled “Enterprise Risk Factors” and to the section in the Annual MD&A entitled “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a material adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking information. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.
The secondary market for the Notes may be illiquid.
It is not possible to predict how the Notes will trade or whether a market for them will be liquid or illiquid. While the Corporate Units of which the Notes form a part currently trade on the New York Stock Exchange (“NYSE”), the Corporate Units will be delisted as of the Settlement Date. There is no established trading market for the Notes. In addition, the Corporation does not intend to list the Notes on any exchange or quotation system. As a result, the trading market for the Notes may not be active or liquid and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement. This may affect the trading price of the Notes in the secondary market, the transparency and availability of trading prices and the liquidity of the Notes.
Even if a trading market for the Notes does develop, you may not be able to sell your Notes at a particular time, if at all, or you may not be able to obtain the price you desire for your Notes. The Notes may trade at a discount from their initial remarketing price depending on many factors including prevailing interest rates, the market for similar securities, the credit rating, the interest of securities dealers in making a market for the Notes, the price of any other securities of the Corporation and the performance prospects and financial condition of the Corporation as well as of other companies in the Corporation’s industry. There can be no assurance that an active trading market will develop or be sustained or that the Notes may be resold at or above the remarketing price. In addition, the ability of a holder to pledge Notes or otherwise take action with respect to such holder’s interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate.
The Notes are structurally subordinated to any existing or future preferred shares, indebtedness, guarantees and other liabilities of the Corporation’s subsidiaries.
The Notes are obligations exclusively of the Corporation and are not guaranteed by any of its subsidiaries, and, as a result, payment of principal of, premium, if any, and interest on the Notes will be structurally subordinated to any indebtedness and other liabilities of the Corporation’s subsidiaries.
As of December 31, 2023, the Corporation’s subsidiaries had approximately $6,592.0 million of outstanding indebtedness (excluding undrawn letters of credit and other liabilities). All such indebtedness will effectively rank senior to the Corporation’s obligations under the Notes.
The indenture does not contain any provision limiting the Corporation’s ability to incur indebtedness or any other restrictive covenants.
The indenture does not contain any provision limiting the ability of the Corporation to incur indebtedness generally. As a result, the Corporation could enter into any transaction that could materially increase the total amount of its outstanding indebtedness, which can rank senior to the Corporation’s obligations under the Notes, adversely affect its capital structure or credit ratings or otherwise adversely affect the holders of the Notes. As of December 31, 2023, the Corporation had approximately $1,924.0 million of outstanding long-term debt on an unconsolidated basis that ranks on parity with the Notes, and it may incur substantial indebtedness in the future. The Notes are not subject to any restrictive covenants, and the Corporation is not restricted from paying dividends or issuing or repurchasing its securities. Other than as described under “Description of the Notes—Consolidation, Merger or Sale,” the indenture does not limit the Corporation’s ability to enter into transactions that could constitute a change of control of the Corporation, even though any of these transactions could increase the amount of the Corporation’s indebtedness, or otherwise adversely affect the Corporation’s capital structure or credit ratings, any of which could adversely affect the holders of Notes, including by decreasing the trading prices for the Notes.
Other U.S. tax treatments of the Notes are possible.
The Corporation intends to treat the Notes as “variable rate debt instruments” that are subject to applicable U.S. Treasury regulations that apply to “reset bonds.” Under this treatment, except as described above, a U.S. holder (as defined in “Material United States Federal Income Tax Considerations”) will be required to take into account interest payments on the Notes at the time the interest is paid or accrued in accordance with such holder’s regular method of tax accounting. However, because there are no U.S. Treasury regulations, rulings or other authorities that address the U.S. federal income tax treatment of debt instruments that are substantially similar to the Notes, alternative characterizations of the Notes are possible. For example, the Notes could be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. In that event, a U.S. holder would generally be required to (1) accrue interest income based on a projected payment schedule and comparable yield, which may be higher than the stated interest rate on the Notes, regardless of such holder’s regular method of tax accounting, and (2) treat any gain recognized on a sale, exchange, redemption or other taxable disposition of a Note as ordinary income. See “Material United States Federal Income Tax Considerations—The Notes—Possible Alternative Characterizations”.
Investors in the Notes located outside of Canada may have difficulties enforcing civil liabilities.
The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s officers and some of the Corporation’s directors, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a portion of their assets, and a portion of the Corporation’s assets, are located outside the U.S. The Corporation will agree, in accordance with the terms of the indenture, to accept service of process in any suit, action or proceeding with respect to the indenture or the Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of Notes to effect service of process within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. However, the Corporation has also been advised by Blake, Cassels & Graydon LLP, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws. See “Enforcement of Certain Civil Liabilities”.
Investors in the Notes may have difficulties enforcing against Holders of Corporate Units in respect of any liability Holders of Corporate Units may have under Canadian securities law as “selling security holders.”
Under Canadian securities law, if a Canadian prospectus contains a misrepresentation, a purchaser who purchased a security offered under such prospectus has, without regard to whether the purchaser relied on the misrepresentation, a right of action for damages or for rescission against both the issuer and any “selling security holder” selling its securities pursuant to such prospectus.
Holders of Corporate Units may qualify as a “selling securityholders” under applicable Canadian securities laws, including applicable prospectus requirements. The Corporation identified a number of practical impediments to complying with such requirements in the event of a remarketing conducted by way of a Canadian prospectus, including notably that beneficial interests in the Equity Units are widely held through the DTC (as defined herein). Accordingly, the Corporation has applied for, and obtained, exemptive relief (the “Exemptive Relief”) from Canadian securities regulators to the extent (and only to the extent) such requirements are applicable to Holders of Corporate Units as selling securityholders in the Remarketing conducted by this Prospectus Supplement. See “Exemptions” in the Base Shelf Prospectus.
The Exemptive Relief does not relieve the Holders of Corporate Units of the liability described above in the event that this Prospectus Supplement contains a misrepresentation. Purchasers who purchase Notes in the Remarketing may experience difficulty enforcing any right of action for damages or for rescission against Holders of Corporate Units given that beneficial interests in the Equity Units are widely held through the DTC as the sole registered holder of the Equity Units and the identity of the Holders of Corporate Units may not be known.

Credit ratings applied to the Notes may affect the market price or value and the liquidity of the securities.
The credit ratings applied to the Notes are an assessment by the Rating Agencies (as defined herein) of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the Notes may affect the market price or value and the liquidity of the securities. There is no assurance that any credit rating assigned to the Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

USE OF PROCEEDS
The Corporation is remarketing up to $1,150,000,000 aggregate principal amount of the Notes to investors on behalf of Holders of Corporate Units. The Corporation will not directly receive any proceeds from the Remarketing.
The gross proceeds from the Remarketing are estimated to be $1,140,876,027.78. The Corporation will pay the remarketing fee to the Remarketing Agents directly (and not out of the proceeds of the Remarketing). Accordingly, the full gross proceeds of the Remarketing will be used as follows:
-
$1,140,860,249.20 of the proceeds (which is equal to the Treasury Portfolio Purchase Price) will be used to purchase the Treasury Portfolio, a portion of which will then be pledged to secure the Purchase Contract obligations of the Holders of Corporate Units to purchase Common Shares on the Purchase Contract Settlement Date; and

-
any proceeds from the Remarketing of Notes that are included in Corporate Units after deducting the Treasury Portfolio Purchase Price will be remitted to the Purchase Contract Agent for pro rata payment to the Holders of Corporate Units.

On the Purchase Contract Settlement Date, a portion of the proceeds from the amount paid upon the maturity of the Treasury Portfolio will be paid to the Corporation in settlement of the obligations of the Holders of Corporate Units under the Purchase Contracts to purchase Common Shares, in exchange for such Common Shares. The Corporation currently intends to use the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Corporation and its subsidiaries and for general corporate purposes. For a description of the Treasury Portfolio and the Treasury Portfolio Purchase Price, see “Remarketing”.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the consolidated capitalization of the Corporation since December 31, 2023, the end of the most recent reporting period for the Corporation, which have not been disclosed in the Base Shelf Prospectus or this Prospectus Supplement or in the documents incorporated by reference therein or herein.
EARNINGS COVERAGE RATIOS
The following consolidated earnings coverage ratio is calculated for the 12 month period ended December 31, 2023. The ratio gives effect to the adjustments to the terms of the Notes described herein, including the reset of the interest rate of the Notes effective on the Settlement Date and the repayment of $1.15 billion of indebtedness outstanding during such period as though such reset and repayment occurred at the beginning of the 12 month period. The Corporation’s borrowing cost requirements after giving effect to the adjustments to the terms of the Notes and the repayment of $1.15 billion of indebtedness outstanding during such period (including the indebtedness to be repaid using the net proceeds expected to be received upon settlement of the Purchase Contracts, see “Use of Proceeds”) amounted to $338.5 million for the 12 months ended December 31, 2023. The Corporation’s earnings before interest and income tax for the 12 months ended December 31, 2023 was $234.1 million, which is 0.7 times the Corporation’s aggregate borrowing cost requirements for this period. This earnings coverage ratio is less than one-to-one. The Corporation would require earnings before interest and income tax of $338.5 million for the 12 month period ended December 31, 2023 to achieve an earnings coverage ratio of one-to-one for the period.

DESCRIPTION OF THE NOTES
In this Description of the Notes, “Algonquin” and the “Corporation” refer only to Algonquin Power & Utilities Corp. and any successor obligor, and not to any of its subsidiaries.
The following summary description sets forth certain terms and provisions of the Notes. Because this description is a summary, it does not describe every aspect of the Notes and should be read together with the forms of Notes, the base indenture (as defined herein) under which the Notes were issued and the first supplemental indenture (as defined herein) establishing the terms of the Notes. The base indenture and the first supplemental indenture were filed as exhibits to, and incorporated by reference in, the registration statement of which this Prospectus Supplement and the accompanying Base Shelf Prospectus is a part.
The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and you should refer to the Trust Indenture Act for provisions that apply to the Notes.
General
As of the date of this Prospectus Supplement, the aggregate principal amount of the Notes is $1,150,000,000. The Notes were initially issued on June 23, 2021 pursuant to an indenture (the “base indenture”) among the Corporation, The Bank of New York Mellon Trust Company, N.A. (the “U.S. indenture trustee”) and BNY Trust Company of Canada (the “Canadian indenture trustee” and, together with the U.S. indenture trustee, the “indenture trustees”) as supplemented by a supplemental indenture (the “first supplemental indenture” and, together with the base indenture, the “indenture”). The Corporation may issue an unlimited amount of other securities under the indenture which are on parity with the Notes.
The Notes are unsecured and unsubordinated obligations of the Corporation and rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness outstanding from time to time. Additional information about the Corporation’s current outstanding indebtedness and the relative priorities of its indebtedness is described below under “—Ranking.”
The Notes remarketed hereby will be represented by one or more fully registered global securities (the “global securities”) deposited with the U.S. indenture trustee, as custodian for The Depository Trust Company (“DTC”), as depository, and registered in the name of DTC or DTC’s nominee. A beneficial interest in a global security will be shown on, and transfers or exchanges thereof will be effected only through, records maintained by DTC and its Participants, as described below under “—Book-Entry Issuance—The Depository Trust Company.” The authorized denominations of the Notes are $1,000 and any larger amount that is an integral multiple of $1,000. Except in certain circumstances described below, the Notes that are issued as global securities will not be exchangeable for Notes in definitive certificated form.
The Notes are not subject to a sinking fund provision and, prior to the Purchase Contract Settlement Date, will not be subject to defeasance. After June 17, 2024 (being the first business day following June 15, 2024 and, accordingly, the “Purchase Contract Settlement Date”), the Notes will be subject to defeasance. The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 15, 2026. The indenture does not contain any financial covenants or restrict the Corporation from paying dividends, making investments, incurring indebtedness or repurchasing its securities. The indenture does not contain provisions that afford holders of the Notes protection in the event the Corporation is involved in a highly leveraged transaction or other similar transaction that may adversely affect such holders.
Other than as set forth under “—Payment of Additional Amounts,” the Corporation will not pay any additional amounts to holders of the Notes in respect of any tax, assessment or governmental charge.
Ranking
The Notes are unsecured and unsubordinated obligations and rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness outstanding from time to time. In addition, the Notes are structurally subordinated to all liabilities and other obligations of the Corporation’s subsidiaries.
Because the Corporation is a holding company and conducts all of its operations through its subsidiaries, its ability to meet its obligations under the Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. Holders of the Notes will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred shareholders. As of December 31, 2023, the Corporation had approximately $1,924.0 million of outstanding long-term debt on an unconsolidated basis that ranks on parity with the Notes. As of December 31, 2023, the Corporation’s subsidiaries had approximately $6,592.0 million in outstanding indebtedness (excluding undrawn letters of credit and other liabilities). The provisions of the indenture do not limit the amount of indebtedness or preferred shares issuable by the Corporation’s subsidiaries. The Corporation and its subsidiaries expect to incur additional indebtedness from time to time.
Principal and Interest
The Notes will mature on June 15, 2026 (the “Stated Maturity Date”). The interest rate on the Notes has been reset to 5.365%, in accordance with the terms under which the Notes were initially issued, and this reset rate will become effective on the Settlement Date, which will be the second business day following the Remarketing Date (as defined herein) (or, if the Notes are priced after 4:30 p.m. New York City time on the Remarketing Date, the third business day following the Remarketing Date). Interest on the Notes will now be payable on a semi-annual basis on June 15 and December 15 of each year (each, an “interest payment date”), commencing on June 15, 2024 (which payment will include interest accrued at an annual rate of 1.18% from and including March 15, 2024 to but excluding the Settlement Date and at an annual rate of 5.365% from and including the Settlement Date to but excluding June 15, 2024), and at maturity. Subject to certain exceptions, the indenture provides for the payment of interest on an interest payment date only to persons in whose names the Notes are registered at the close of business on the record date, which will be the close of business on the first day of the calendar month in which the applicable interest payment date falls (whether or not a business day). Notwithstanding the foregoing, any interest payable at maturity will be paid to the person to whom principal is payable. Interest will be calculated on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full calendar month, on the basis of the actual number of days elapsed in a 30-day month.
If any interest payment date, maturity date or the date (if any) on which the Corporation is required to purchase the Notes is not a business day, then the applicable payment will be made on the next succeeding day that is a business day, and no interest will accrue or be paid in respect of such delay. “Business day,” for purposes of the indenture, means any day that is not a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close or a day on which the corporate trust office of the U.S. indenture trustee is closed for business.
For purposes of the Interest Act (Canada), whenever any interest or fee in respect of the Notes is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, shall be equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation in respect of the Notes. The rates of interest stipulated herein with respect to the Notes are intended to be nominal rates and not effective rates or yields.
Remarketing
The Corporation has entered into a Remarketing Agreement with the Remarketing Agents to conduct an optional remarketing, where the Notes that are part of Corporate Units will be remarketed.
Following the Remarketing of the Notes:
-	the interest rate on the Notes will be reset as described above in “—Principal and Interest”;
-	interest will be payable on the Notes semi-annually on June 15 and December 15 of each year; and
-	the Notes will cease to be redeemable at the Corporation’s option.
All such modifications will take effect without the consent of holders on the Settlement Date and will apply to all Notes, whether or not included in the Remarketing. All other terms of the Notes will remain unchanged.
Redemption
Following the Remarketing of the Notes, the Notes will not be redeemable prior to the Stated Maturity Date.

Events of Default
Each of the following is an “Event of Default” with respect to the Notes:
-	failure to pay required interest on the Notes for 30 days;
-	failure to pay when due principal on the Notes;
-
failure to perform, for 90 days after notice, any other covenant in the indenture applicable to the Notes, unless such period is extended or corrective action is initiated within such periods and is being diligently pursued; and

-	certain events of bankruptcy or insolvency, whether voluntary or not.
If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy or insolvency) should occur and be continuing, the U.S. indenture trustee or the holders of at least 25% in total principal amount of outstanding Notes may declare each Note immediately due and payable. If an Event of Default resulting from certain events of bankruptcy or insolvency occurs, then the principal of, and accrued interest on, all of the outstanding Notes will automatically become and be immediately due and payable without any declaration or other act on the part of the U.S. indenture trustee or any holder of the Notes.
The holders of a majority in principal amount of outstanding Notes may waive a default or Event of Default, other than a default in the payment of principal of, or interest on, the Notes (including the redemption price or purchase price of the Notes, if applicable), or a default or Event of Default with respect to a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Note.
If any portion of the amount payable on the Notes upon acceleration is considered by a court to be unearned interest, the court could disallow recovery of such portion.
The holders of a majority in principal amount of outstanding Notes will be entitled to control certain actions of the U.S. indenture trustee. The U.S. indenture trustee generally will not be required to take any action requested, ordered or directed by any of the holders of the Notes, unless one or more of such holders shall have offered to the U.S. indenture trustee security and/or indemnity satisfactory to it.
Before any holder of Notes may institute action for any remedy, except payment on such holder’s Notes when due, the holders of not less than 25% in principal amount of outstanding Notes must request the U.S. indenture trustee to take action. Holders must also offer and give the U.S. indenture trustee security and/or indemnity satisfactory to it against liabilities incurred by the U.S. indenture trustee for taking such action.
The Corporation is required to annually furnish to the U.S. indenture trustee a statement as to the Corporation’s compliance with all conditions and covenants under the indenture. The U.S. indenture trustee is required, within 90 days after the occurrence of a default, to give notice of all defaults to each holder of the Notes. However, the indenture provides that the U.S. indenture trustee may withhold notice to the holders of the Notes of any default, other than a default in the payment of principal of, or interest on, the Notes (including the redemption price or purchase price of the Notes, if applicable), if it considers withholding notice to be in the interests of the holders of the Notes.

Payment of Additional Amounts
All payments made by or on account of any obligation of the Corporation under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), in each case in the nature of a tax, imposed or levied by a governmental authority (hereinafter “Taxes”), unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Notes, the Corporation shall pay as additional interest such additional amounts (hereinafter “Additional Amounts”) as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the holder of the Notes would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a holder of the Notes in respect of a holder or beneficial owner:
(i)	with which the Corporation does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment;
(ii)	in respect of a debt or other obligation to pay an amount to a person with whom the Corporation is not dealing at arm’s length (for purposes of the Tax Act);
(iii)
which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a holder or beneficial owner of the Notes if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes;

(iv)	where all or any portion of the amount paid to such holder of the Notes relates to an amount that is or was deemed to be a dividend paid to such holder pursuant to subsection 214(16) of the Tax Act;
(v)
which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof (including, without limitation, by being or having been a national, domiciliary or resident, or treated as a resident, of, or physically present in or having or having had a permanent establishment in, Canada or any province or territory thereof) otherwise than by the mere holding of Notes or the receipt of payments thereunder;

(vi)	in respect of any applicable Taxes that are payable other than by withholding from payments under or with respect to the Notes;
(vii)	in respect of any estate, inheritance, gift, sale, transfer, personal property, excise or similar applicable Taxes;
(viii)
if the applicable Taxes would not have been imposed but for the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment became due and payable pursuant to the terms thereof or was made or duly provided for;

(ix)
in respect of any applicable Taxes to the extent such applicable Taxes result from the presentation of any Note for payment (where presentation is required for payment) and the payment can be made without such withholding or deduction by the presentation of the Note for payment by at least one other paying agent;

(x)
for any Taxes imposed pursuant to Sections 1471 through 1474 of the Code (as defined herein) (or any amended or successor version of such sections) (“FATCA”), any regulations or other official guidance thereunder, any agreement entered into pursuant to section 1471(b)(1) of the Code, any intergovernmental agreement entered into between a non-U.S. jurisdiction and the United States in connection with FATCA or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA; and (xi) in respect of any combination of applicable Taxes referred to in the preceding clauses (i) through (x). The Corporation shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law. Furthermore, Additional Amounts shall not be paid for any applicable Taxes if the holder is a fiduciary, partnership, limited liability company or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the holder thereof.
Whenever in this “Description of the Notes” there is mentioned, in any context, (1) the payment of principal or premium, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of any Additional Amounts to the extent that, in such context, such Additional Amounts are, were or would be payable in respect thereof.
The Corporation will pay any present or future stamp, court, documentary or similar Taxes that arise in any taxing jurisdiction from the execution, delivery, enforcement or registration of the Notes, the indenture, or any other document or instrument required in relation thereof, and the Corporation agrees to indemnify the holders for any such Taxes paid by such holders. The obligations described under this heading will survive any termination, defeasance or discharge of the indenture.
Consolidation, Merger or Sale
The Corporation has agreed not to consummate (1) any consolidation, merger, arrangement or amalgamation of the Corporation with or into any person or persons or convey or (2) any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the Corporation’s consolidated assets to any person other than one of its subsidiaries unless (i) the Corporation is the continuing entity or the successor entity is a corporation, limited liability company, partnership or trust organized and existing under the laws of Canada or any province or territory thereof, the United States or a state thereof or the District of Columbia and such person expressly assumes the due and punctual payment of the principal of and interest on the Notes, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed by the Corporation by supplemental indenture in form satisfactory to the indenture trustees, executed and delivered to the indenture trustees by such person, and (ii) immediately after giving effect to such consolidation, merger, arrangement or amalgamation, or such sale, lease or other transfer, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, will occur and be continuing.
In case of any such consolidation, merger, arrangement, amalgamation, sale, lease or other transfer, such successor will succeed to and be substituted for the Corporation, with the same effect as if it had been named as the Corporation in the indenture, and in the event of such conveyance (other than by way of a lease), the Corporation will be discharged of all of its obligations and covenants under the indenture and the Notes.
Modification of Indenture
Without Holder Consent
Without the consent of any holders of Notes, the Corporation and the indenture trustees may from time to time amend and/or supplement the indenture and the Notes for the following purposes:
-
to evidence the succession of another person to the Corporation, or successive successions, and the assumption by such successor of the Corporation’s covenants, agreements and obligations pursuant to the provisions described under “—Consolidation, Merger or Sale”;

-
to add to the Corporation’s covenants such further covenants, restrictions or conditions as the Corporation in good faith considers to be for the protection of the holders of the Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions a default or an Event of Default; provided that such supplemental indenture may provide for a particular grace period or an immediate enforcement upon such default or limit the remedies available to the indenture trustees upon such default;

-
to change or eliminate any provision of the indenture; provided, however, that any such change or elimination becomes effective only when there are no Notes outstanding, or the Notes are not entitled to the benefit of such provision;

-
as determined by the Corporation in good faith, to cure any ambiguity or to correct or supplement any provision contained in the indenture that may be defective or inconsistent with any other provisions contained therein;

-
to make such other provision in regard to matters or questions arising under the indenture or to make any other changes in the provisions of the indenture; provided that such action will not adversely affect the interest of the holders of the Notes in any material respect;

-	to mortgage or pledge to the indenture trustees as security for the Notes any property or assets;
-	to qualify, or maintain the qualification of, the indenture under the Trust Indenture Act;
-	to comply with the requirements of Canadian laws applicable to trust indentures;
-	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;
-
to supplement the indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of the Notes; provided that any such action shall not adversely affect the interests of any holder of a Note or coupon in any material respect;

-
following the Purchase Contract Settlement Date, to supplement any of the provisions of the Notes to such extent as shall be necessary to permit or facilitate the defeasance and discharge of the Notes pursuant to the indenture, provided that any such action will not adversely affect the interests of any holder of any Note in any material respect;

-
to set forth the terms of the Notes following a successful remarketing to incorporate the reset interest rate and semi-annual interest payment dates and to eliminate the Notes’ optional redemption provisions; or

-
to conform the terms of the indenture and the Notes to the descriptions thereof contained in specified sections of the preliminary prospectus supplement dated June 16, 2021 for the Notes, as supplemented by the related pricing term sheet used in connection with the offering of the Equity Units.

With Holder Consent
Under the indenture, supplemental indentures for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of the Notes under the indenture may be entered into by the Corporation and the indenture trustees, with the consent of the holders of not less than a majority in principal amount of the Notes. However, no such supplemental indenture shall:
-
change the maturity of the Notes, or reduce the rate or extend the time of payment of any interest thereon or on any overdue principal amount or reduce the principal amount thereof, or change the provisions pursuant to which the rate of interest on the Notes is determined if such change could reduce the rate of interest thereon, or reduce the minimum rate of interest thereon (if any), or reduce any amount payable upon any redemption thereof, or reduce the amount to be paid at maturity or make the principal thereof or any interest thereon or on any overdue principal amount payable in any coin or currency other than U.S. dollars or impair or affect the right to institute suit for the payment thereof when due without the consent of the holder of each Note so affected;

-	reduce the percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding;
-
modify any of the provisions of the indenture relating to modifications, waivers of the Corporation’s compliance with covenants thereunder or direction of the indenture trustees by holders of Notes, except to increase the percentage of holders who must consent thereto or to provide that certain other provisions cannot be modified or waived without the consent of the holders of all Notes then outstanding;

-	modify the put right of holders of the Notes upon a failed remarketing in a manner materially adverse to the holders without the consent of the holder of each Note so affected; or
-	modify the remarketing provisions of the Notes in a manner materially adverse to the holders without the consent of the holder of each Note so affected.
For the avoidance of doubt, the immediately preceding sentence does not limit the Corporation’s ability to modify the terms of the Notes in connection with a remarketing that is made in accordance with the terms of the indenture.

A supplemental indenture that changes or eliminates any covenant or other provision of the indenture expressly included solely for the benefit of holders of securities other than the Notes, or which modifies the rights of the holders of securities other than the Notes with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of the holders of the Notes.
The Corporation may omit to comply with any covenant or condition contained in the indenture (other than its obligations to pay principal and interest pursuant to the terms of the Notes) if holders of a majority in principal amount of the Notes waive such compliance.
Satisfaction and Discharge
The indenture provides that, after the Purchase Contract Settlement Date, at the Corporation’s option, it will be discharged from all obligations in respect of the Notes then outstanding (except for certain obligations to register the transfer of or exchange the Notes, to replace stolen, lost or mutilated Notes, and to maintain paying agencies) if all of the Notes have become due and payable, or are to become due and payable within one year, and the Corporation, in each case, irrevocably deposits in trust with the U.S. indenture trustee money and/or securities backed by the full faith and credit of the United States that through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all of the principal of and interest on the Notes on the Stated Maturity Date in accordance with the terms thereof.
Defeasance
The indenture allows for, after the Purchase Contract Settlement Date, at the Corporation’s option, legal and/or covenant defeasance with respect to the Notes. In order to defease the Notes, the following conditions must be met (subject to certain limitation in the indenture):
-
the Corporation must irrevocably deposit with the U.S. indenture trustee in trust (1) an amount in U.S. dollars, or (2) U.S. government obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any) and interest, if any, on the Notes, money, or (3) a combination thereof, in any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a firm of independent public accountants that is nationally recognized in the United States, to pay and discharge, the principal of (and premium, if any) and interest, if any, on the Notes, to and including the Stated Maturity of the Notes;

-
such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which the Corporation is a party or by which it is bound;

-
in the case of legal defeasance, no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit and, with respect to legal defeasance only, at any time during the period ending on the 91st day after the date of such deposit;

-
the Corporation must deliver to the U.S. indenture trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the legal defeasance or covenant defeasance have been complied with;

-
the Corporation must deliver to the U.S. indenture trustee an opinion of counsel to the effect that beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of its exercise of its option to defease the Notes, and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred, which opinion of counsel must be based, solely in the case of legal defeasance, upon a ruling of the U.S. Internal Revenue Service to the same effect or a change in applicable U.S. federal income tax law or related treasury regulations after the date of the indenture; and

-
the Corporation must deliver an opinion of counsel in Canada or a ruling from the Canada Revenue Agency, in each case, confirming that the holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such discharge and defeasance or covenant defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such discharge and defeasance or covenant defeasance had not occurred.

Title
Prior to due presentment for registration of transfer of any Note, the Corporation, the indenture trustees and any agent of the Corporation or the indenture trustees may deem and treat the person in whose name such Note is registered as the absolute owner of such Note (whether or not payments in respect of such Note are overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or an account of the principal of and interest on such Note and for all other purposes; and neither the Corporation nor the indenture trustees nor any agent of the Corporation or the indenture trustees will be affected by any notice to the contrary.
Governing Law
The indenture and the Notes are governed by and construed in accordance with the laws of the of the State of New York, without regard to conflicts of laws principles thereof; provided, however, that the exercise, performance or discharge by the Canadian indenture trustee of any of its rights, powers, duties or responsibilities under the indenture or the Notes shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
The Indenture Trustees
The U.S. indenture trustee under the indenture is The Bank of New York Mellon Trust Company, N.A. and the Canadian indenture trustee is BNY Trust Company of Canada for the Notes. The Corporation and certain of its affiliates maintain banking and credit relationships with The Bank of New York Mellon Trust Company, N.A. The Bank of New York Mellon Trust Company, N.A. and its affiliates have purchased, and may purchase in the future, the Corporation’s securities and securities of its affiliates. The indenture trustees are permitted to engage in other transactions with the Corporation. If the indenture trustees acquire any “conflicting interest” as defined under the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
In addition, the U.S. indenture trustee is the registrar and paying agent with respect to the Notes.
Book-Entry Issuance—The Depository Trust Company
The Notes remarketed hereby are issued only in fully registered form and registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. One or more fully registered global note certificates will be issued, representing the aggregate total principal amount of the Notes, and will be deposited with the U.S. indenture trustee as custodian for DTC.
Purchases of the Notes under the DTC system must be made by or through direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (“beneficial owner”) is in turn to be recorded on the direct and indirect Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participant through which they purchased the Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Notes, except as set forth below.
To facilitate subsequent transfers, all Notes deposited by direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes; DTC’s records reflect only the identity of the direct Participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The direct and indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to direct Participants, by direct Participants to indirect Participants, and by direct Participants and indirect Participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Notices will be sent to DTC.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes unless authorized by a direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the Corporation as soon as possible after the record date. The omnibus proxy assigns the voting or consenting rights of Cede & Co. to those direct Participants to whose accounts the Notes are credited on the record date. The Corporation believes that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Notes.
Payments of principal and interest on the Notes will be made to Cede & Co. (or such other nominee of DTC). DTC’s practice is to credit direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Corporation or the U.S. indenture trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of each Participant and not of DTC, the U.S. indenture trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or other such nominee of DTC) is the Corporation’s responsibility. Disbursement of such payments to direct Participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect Participants.
In a few special situations described below, a book-entry security representing the Notes will terminate and interests in it will be exchanged for physical certificates representing the Notes. After that exchange, the choice of whether to hold securities directly or in street name will be up to you. You must consult your bank, broker or other financial institution to find out how to have your interests in the Notes transferred to your name, so that you will be a direct holder.
The special situations for termination of a global security representing the Notes are:
-
DTC notifies the Corporation that it is unwilling or unable to continue as depository for that global security and no successor depository has been appointed within 90 days after the Corporation’s receipt of such notice;

-
DTC ceases to be a “clearing agency” registered under the U.S. Exchange Act when DTC is required to be so registered and the Corporation receives notice of such cessation, and no successor depository has been appointed within 90 days after the Corporation’s receipt of such notice or its becoming aware of such cessation; or

-
any Event of Default with respect to the Notes has occurred and is continuing, or any other event has occurred and is continuing, which after notice or lapse of time, would become an Event of Default with respect to the Notes, and any beneficial owner requests that its beneficial interest be exchanged for a physical certificate.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving the Corporation or the indenture trustees reasonable notice. In the event no successor securities depository is obtained, interests in the global notes will be exchanged for physical certificates representing the Notes.
The information in this section concerning DTC’s book-entry system has been obtained from sources that the Corporation believes to be reliable, but neither the Corporation nor the Remarketing Agents take any responsibility for the accuracy of this information.
The indenture trustees shall have no responsibility or obligation to any beneficial owner of a Note that is issued as a global security, a member of, or a participant in, DTC or other person with respect to the accuracy of the records of DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other person (other than DTC) of any notice (including any notice of redemption or purchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the holders of the Notes and all payments to be made to the holders of the Notes in respect of the Notes shall be given or made only to or upon the order of the registered holders of the Notes (which shall be DTC or its nominee in the case of a Note that is issued as a global security). The rights of beneficial owners in any Note that is issued as a global security shall be exercised only through DTC subject to the applicable rules and procedures of DTC. The indenture trustees may rely and shall be fully protected in relying upon information furnished by DTC with respect to its members, Participants and any beneficial owners.

The indenture trustees shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among direct participant of DTC or beneficial owners of interests in any Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, the indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
Neither the indenture trustees nor any agent shall have any responsibility or liability for any actions taken or not taken by DTC.
Agreed U.S. Federal Income Tax Treatment
Each beneficial owner of a Note, by purchasing a Note, will be deemed to have agreed (unless otherwise required by any taxing authority or a change in applicable law after the date of the purchase in this remarketing) to treat the Notes as indebtedness for all U.S. federal, state and local tax purposes. This position will be binding on each beneficial owner of a Note, but not on the IRS. See “Material United States Federal Income Tax Considerations”.
REMARKETING
BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC are acting as the Representatives of each of the Remarketing Agents. Subject to the terms and conditions set forth in the Remarketing Agreement, the Remarketing Agents have severally agreed to use their commercially reasonable efforts to remarket the Notes at an aggregate price equal to 100% of the aggregate of the Treasury Portfolio Purchase Price.
On the Settlement Date, the portion of the proceeds equal to the Treasury Portfolio Purchase Price will, except as described below, be used to purchase the Treasury Portfolio and the remaining proceeds attributable to the Notes included in the Corporate Units will be remitted to the Purchase Contract Agent for distribution pro rata to the holders of such Corporate Units.
Settlement with respect to the Notes will occur on the Settlement Date, being the second business day following the date on which the Notes are priced (the “Remarketing Date”), unless the Notes are priced after 4:30 p.m. New York City time on the Remarketing Date, in which case the Settlement Date will be the third business day following the Remarketing Date.
In connection with the Remarketing, the Remarketing Agents, in consultation with the Corporation, have reset the rate of interest payable on the Notes to the reset rate of 5.365% per annum. The reset rate, along with the other modifications to the terms of the Notes, as described in this Prospectus Supplement, will be effective upon the Settlement Date.
The “Treasury Portfolio Purchase Price” means the lowest aggregate ask-side price quoted by a primary U.S. government securities dealer in New York City to the quotation agent selected by the Corporation between 9:00 a.m. and 4:00 p.m., New York City time, on the Remarketing Date for the purchase of the Treasury Portfolio for settlement on the remarketing Settlement Date; provided that if the Treasury Portfolio consists of cash, “Treasury Portfolio Purchase Price” means the amount of such cash.
Following the Remarketing and receipt of the proceeds, the Collateral Agent will purchase, at the Treasury Portfolio Purchase Price, a “Treasury Portfolio” consisting of:
(1)
U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the principal amount of the Notes underlying the undivided beneficial ownership interests in Notes included in the Corporate Units on the Remarketing Date; and

(2)
U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the aggregate interest payment (assuming no reset of the interest rate) that would have been paid to the Holders of Corporate Units on the Purchase Contract Settlement Date on the principal amount of the Notes underlying the undivided beneficial ownership interests in Notes included in the Corporate Units on the Remarketing Date.

If U.S. Treasury securities (or principal or interest strips thereof) that are to be included in the Treasury Portfolio in connection with the Remarketing have a yield that is less than zero, the Treasury Portfolio will consist of an amount in cash equal to the aggregate principal amount at maturity of the U.S. Treasury securities described in clauses (1) and (2) above. If the provisions set forth in this paragraph apply, references to a “Treasury security” and “U.S. Treasury securities (or principal or interest strips thereof)” in connection with the Treasury Portfolio will, thereafter, be deemed to be references to such amount in cash.
The applicable undivided beneficial ownership interests in the Treasury Portfolio will be substituted for the undivided beneficial ownership interests in Notes that are components of the Corporate Units and the portion of the Treasury Portfolio described in clause (1) above will be pledged to the Corporation through the Collateral Agent to secure the Corporate Unit holders’ obligation under the Purchase Contracts. On the Purchase Contract Settlement Date, for each Corporate Unit, $50 of the proceeds from the Treasury Portfolio will automatically be applied to satisfy the Corporate Unit holder’s obligation to purchase Common Shares under the Purchase Contract. In addition, proceeds from the portion of the Treasury Portfolio described in clause (2) above, which will equal the interest payment (assuming no reset of the interest rate) that would have been paid on the Notes that were components of the Corporate Units at the time of the Remarketing, will be paid on the Purchase Contract Settlement Date to the Holders of Corporate Units.
We have the right to postpone the Remarketing in our sole and absolute discretion.
Pursuant to the Supplemental Remarketing Agreement dated as of March 26, 2024 by and among the Corporation and the Remarketing Agents, the Remarketing Agents will be entitled to receive a remarketing fee equal to $2.875 million which will be paid by the Corporation directly (and not out of the proceeds of the Remarketing). Holders of Corporate Units will not be responsible for the payment of any remarketing fees or expenses in connection with the Remarketing. The Corporation estimates that its total expenses for the Remarketing, excluding the remarketing fees, will be $1.55 million.
Subject to applicable laws, the Remarketing Agents may, in connection with the Remarketing, effect transactions intended to stabilize or maintain the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
The Notes are not listed on any national securities exchange and have no established trading market. The Corporation has been informed by the Remarketing Agents that they intend to make a market in the Notes, but they are not obligated to do so and may cease market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.
The Corporation has agreed to indemnify the Remarketing Agents against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities laws, or to contribute to payments the Remarketing Agents may be required to make in respect of those liabilities.
The Remarketing is being made concurrently in the United States and in each of the provinces and territories of Canada pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Notes will be remarketed in the United States and Canada through the U.S. Remarketing Agents and the Canadian Remarketing Agents, respectively. No Notes offered hereunder will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.
Other Relationships
Some of the Remarketing Agents and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the Remarketing Agents are lenders under the Corporation and its subsidiaries’ credit facilities for which they have received, and in the future would receive, customary fees.
In addition, in the ordinary course of their business activities, the Remarketing Agents and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Corporation or its affiliates. The Remarketing Agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. See additional risk factors described under “Risks Factors”.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus Supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This Prospectus Supplement is not a prospectus for the purposes of the Prospectus Regulation.
In connection with the Remarketing, the Remarketing Agents are not acting for anyone other than the Corporation and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the Remarketing.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus Supplement has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Notes. This Prospectus Supplement is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.
In connection with the Remarketing, the Remarketing Agents are not acting for anyone other than the Corporation and will not be responsible to anyone other than the Corporation for providing the protections afforded to their clients nor for providing advice in relation to the Remarketing.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Hong Kong
The Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each Remarketing Agent has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to Prospective Investors in Singapore
This Prospectus Supplement and the accompanying Base Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and the accompanying Base Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore, other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.
Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the Remarketing. This Prospectus Supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the Notes offered by this Prospectus Supplement may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Notes without disclosure to investors under Chapter 6D of the Corporations Act. The Notes applied for by Exempt Investors in Australia must not be offered for sale in Australia for a period of 12 months after the date of allotment under the Remarketing, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions. This Prospectus Supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus Supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Switzerland
The Notes offered by this Prospectus Supplement may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Notes or the Remarketing may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the Remarketing, the Corporation or the Notes have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Notes will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and any offers of Notes have not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Notes.
United Arab Emirates
The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Taiwan
The Notes have not been, and will not be, registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or other regulatory authority of Taiwan pursuant to applicable securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Taiwan Securities and Exchange Act or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan is authorized to offer, sell or distribute or otherwise intermediate the offering of the Notes or the provision of information relating to this prospectus supplement and the accompanying prospectus. The Notes may be made available to Taiwan resident investors outside Taiwan for purchase by such investors outside Taiwan for purchase outside Taiwan by investors residing in Taiwan, but may not be issued, offered, sold or resold in Taiwan, unless otherwise permitted by Taiwan laws and regulations. No subscription or other offer to purchase the Notes shall be binding on us until received and accepted by us or any Remarketing Agent outside of Taiwan (the “Place of Acceptance”), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.
South Korea
The Notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Notes have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the Notes may not be re-sold to South Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.
RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN REMARKETING AGENTS
The Corporation will not directly receive any proceeds from the Remarketing of the Notes. See “Use of Proceeds”.
BofA Securities, Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc., Mizuho Securities USA LLC, SMBC Nikko Securities America Inc., BMO Capital Markets Corp., MUFG Securities Americas Inc. and Wells Fargo Securities, LLC are each affiliates of financial institutions which are lenders (the “Lenders”) to the Corporation, Algonquin Power Co. (“APCo”) (a trust of which the Corporation is the sole unitholder), Liberty Utilities Co. (“Liberty Utilities”) (a subsidiary of the Corporation), Liberty Development Energy Solutions B.V. (“Liberty BV”) (a subsidiary of the Corporation) and/or Bermuda Electric Light Company Limited (“BELCO”) (a subsidiary of the Corporation) under their respective credit facilities. Accordingly, the Corporation may be considered to be a connected issuer of each of these Remarketing Agents under applicable securities laws.
As of February 29, 2024, there was approximately: (i) nil drawn and $39.2 million in outstanding letters of credit under Liberty Utilities’ $1 billion senior unsecured revolving credit facility (the “Long Term Regulated Services Credit Facility”); (ii) $265.0 million commercial paper issued, which is backstopped by the Long Term Regulated Services Credit Facility; (iii) $610.4 million drawn under Liberty Utilities’ delayed draw term loan facility; (iv) no amounts drawn and no outstanding letters of credit under Liberty Utilities’ $500.0 million senior unsecured revolving credit facility; (v) $335.6 million drawn and $0.6 million in outstanding letters of credit under APCo’s $500.0 million senior unsecured revolving credit facility; (vi) $170.5 million in outstanding letters of credit under APCo’s $350 million senior unsecured revolving credit facility; (vii) $212.8 million in outstanding letters of credit under APCo’s $250.0 million uncommitted bilateral letter of credit facility; (viii) $631.4 million drawn and $1.6 million in outstanding letters of credit under the Corporation’s $1 billion senior unsecured revolving credit facility; (ix) $75.0 million drawn under BELCO’s $100.0 million senior unsecured revolving credit facility; (x) $35.5 million in outstanding letters of credit under the Corporation’s $75.0 million uncommitted letter of credit facility; and (xi) $306.5 million drawn under Liberty BV’s $306.5 million secured credit facility. The Corporation, APCo, Liberty Utilities, Liberty BV and BELCO are in compliance with all material terms of the agreements governing the respective facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution.
The decision to remarket the Notes distributed hereby and the determination of the terms of the Remarketing were made through negotiations primarily between the Corporation and the Representatives, on their own behalf and on behalf of the other Remarketing Agents. The Lenders were not involved in the decision to remarket the Notes and will not be involved in the determination of the terms of the Remarketing of the Notes. Each of the Remarketing Agents will receive its proportionate share of the aggregate remarketing fee payable by the Corporation to the Remarketing Agents.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”) generally applicable to a purchaser that acquires as beneficial owner Notes pursuant to this Prospectus Supplement, and beneficially owns all payments thereunder, and that at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, deals at arm’s length with the Corporation and the Remarketing Agents, is not affiliated with the Corporation or the Remarketing Agents, and acquires and holds the Notes as capital property (a “Holder”). Generally, the Notes will be considered to be capital property to a Holder provided that the Holder does not use or hold the Notes in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based on the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date hereof, and an understanding of the current administrative policies and assessing practices of the Canda Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Notes pursuant to this offering, having regard to their particular circumstances.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Notes, including adjusted cost base, proceeds of disposition, interest and premium (if any) must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act. As the Notes are denominated in U.S. dollars a Holder may realize additional income, gains or losses by virtue of fluctuations in exchange rates between U.S. and Canadian dollars.
Holders Resident in Canada
The following portion of this summary is applicable to a Holder that, at all relevant times for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Notes might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Notes, and all other “Canadian securities”, as defined in the Tax Act, held by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Holders considering making such election should first consult their own tax advisors.
The following portion of this summary does not apply to a Resident Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Notes, a “derivative forward agreement” or “synthetic disposition arrangement,” each as defined in the Tax Act, or (vi) that is exempt from tax under Part I of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to an investment in the Notes. In addition, this summary does not address the deductibility of interest by a Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Notes.

Interest on the Notes
A Resident Holder of a Note that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Note that accrues or is deemed to accrue to the Resident Holder to the end of the particular taxation year or that has become receivable by or is received by the Resident Holder before the end of that taxation year, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.
Any other Resident Holder, including an individual (other than certain trusts), will be required to include in computing its income for a taxation year all interest on the Note that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing its income), except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if in any taxation year a Note should become an “investment contract” (as defined in the Tax Act) on any “anniversary day” (as defined in the Tax Act) in relation to a Resident Holder (other than a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary), such Resident Holder will be required to include in computing income for the taxation year any interest that accrues or is deemed to accrue to the Resident Holder on the Notes up to the end of such anniversary day, to the extent such interest was not otherwise included in the Resident Holder’s income for that year or a preceding taxation year.
A Resident Holder of Notes that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Tax Act) or, under certain Tax Proposals, a “substantive CCPC” (as defined in the Tax Proposals) at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include interest income.
In addition to the remarketing price, the price to the public of the Notes may include an amount in respect of interest that accrued prior to the Remarketing. The amount of interest that accrued prior to the Remarketing may be deducted by a Resident Holder in a taxation year to the extent that the amount was included in the Resident Holder’s income for the taxation year.
Disposition of the Notes
A disposition or deemed disposition by a Resident Holder of a Note, including in particular on repayment of the Note at maturity, generally will result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such Note (adjusted to exclude any accrued interest as described below) net of any reasonable costs of disposition exceed (or are less than) the Resident Holder’s adjusted cost base of the Note immediately before the disposition or deemed disposition. Any such capital gain (or capital loss) will be subject to the treatment described under the heading “— Taxation of Capital Gains and Capital Losses” below.
Generally, on a disposition or deemed disposition of a Note, interest accrued thereon to the date of disposition will be included in computing the Resident Holder’s income for the taxation year in which the disposition or deemed disposition occurs except to the extent such amount was otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year, and such amount will be excluded in computing the Resident Holder’s proceeds of disposition of the Note.
A Resident Holder’s adjusted cost base of a Note will generally include any amount paid to acquire the Note. Further, the adjusted cost base of a Note acquired by a Resident Holder pursuant to this Prospectus Supplement will be determined by averaging the cost of such Note with the adjusted cost base of all other Notes that are identical property to such Note for purposes of the Tax Act owned by the Resident Holder as capital property at that time, if any.
Taxation of Capital Gains and Capital Losses
One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder’s income for that year, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in that year. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax. Resident Holders should consult their own tax advisors with respect to the possible application of alternative minimum tax.
A Resident Holder of Notes that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Tax Act) or, under certain Tax Proposals, a “substantive CCPC” (as defined in the Tax Proposals) at any time in the year may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains.
Holders Not Resident in Canada
This part of the summary is generally applicable to a Holder that, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, the Notes in connection with carrying on a business in Canada and deals at arm’s length with and is not a “specified entity” (as defined in proposed subsection 18.4(1) of the Tax Act contained in the Tax Proposals released on November 28, 2023 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”)) in respect of any transferee resident, or deemed to be resident, in Canada to whom the Holder disposes of, or is deemed to dispose of, a Note (a “Non-Resident Holder”). This discussion does not apply to (a) an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act) or (b) a Non-Resident Holder that is at any time a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of, or a “specified entity” (as defined in the Hybrid Mismatch Proposals) in respect of the Corporation or that, at any time, does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Corporation. Generally, for this purpose, a “specified shareholder” is a person that owns, has a right to acquire or is otherwise deemed to own, either alone or together with persons with whom such person does not deal at arm’s length for purposes of the Tax Act, shares of the Corporation’s capital stock that either (i) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of its shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of its capital stock. Such Non-Resident Holders should consult their own tax advisors.
This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act, and only applies, in respect of the Notes, to a Non-Resident Holder who acquires such Notes as a beneficial owner, including entitlement to all payments thereunder.
This summary does not address the possible application of the Hybrid Mismatch Proposals to a Non-Resident Holder: (a) that disposes of a Note to a person or entity with whom it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in proposed subsection 18.4(1) of the Tax Act contained in the Hybrid Mismatch Proposals) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”; (b) that disposes of a Note under, or in connection with, a “structured arrangement” (as defined in the Hybrid Mismatch Proposals); or (c) in respect of which the Corporation is a “specified entity”. In general, an entity in respect of which the Corporation is a “specified entity” generally includes (i) an entity that is a specified shareholder of the Corporation (as described above), (ii) an entity in which the Corporation (either alone or together with entities with whom the Corporation is not dealing at arm’s length for purposes of the Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest. Such Non-Resident Holders should consult their own tax advisors.
This summary assumes that no amount paid or payable under the Notes to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises, within the meaning of proposed paragraph 18.4(3)(b) of the Tax Act contained in the Hybrid Mismatch Proposals.
Under the Tax Act, interest (including amounts on account or in lieu of payment of, or in satisfaction of, interest), principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Notes and proceeds received by a Non-Resident Holder on a disposition or deemed disposition of a Note will not be subject to Canadian non-resident withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Notes or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Notes.
Eligibility for Investment
Provided that the Corporation’s common shares continue to be listed on a “designated stock exchange” in Canada for purposes of the Tax Act (which currently includes the Toronto Stock Exchange and the NYSE), the Notes will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered education savings plan (“RESP”), registered retirement income fund (“RRIF”), deferred profit sharing plan (except a deferred profit sharing plan to which the Corporation, or an employer that does not deal at arm’s length with the Corporation, within the meaning of the Tax Act, has made a contribution), registered disability savings plan (“RDSP”) tax-free savings account (“TFSA”) or first home savings account (“FHSA”), each as defined in the Tax Act.
Notwithstanding that the Notes may be a qualified investment, if the Notes are a “prohibited investment” (as defined in the Tax Act) the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF, or subscriber of a RESP, as the case may be, will be subject to a penalty tax under the Tax Act. The Notes will generally be a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF, or subscriber of a RESP, as applicable, does not deal at arm’s length with the Corporation for the purposes of the Tax Act, or the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF, or subscriber of a RESP, as applicable, has a “significant interest,” within the meaning of the Tax Act, in the Corporation. Prospective purchasers should consult their own tax advisors to ensure that the Notes would not be a prohibited investment for a trust governed by a TFSA, FHSA, RRSP, RRIF, RDSP, or RESP in their particular circumstances.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of material U.S. federal income tax consequences to U.S. holders (as defined herein) relating to the purchase, ownership and disposition of the Notes acquired in this remarketing. This summary is limited to beneficial owners who purchase the Notes in this remarketing at their offering price and who hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address the tax considerations applicable to subsequent purchasers of the Notes. This summary is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it discuss any other U.S. federal tax consequences (such as estate or gift tax consequences) or any state, local or non-U.S. tax consequences. In addition, this summary does not discuss all aspects of federal income taxation that may be relevant to the purchase, ownership or disposition of the Notes by prospective investors in light of their particular circumstances. In particular, this summary does not address all of the tax consequences that may be relevant to investors subject to special treatment under U.S. federal income tax laws, such as:
•
dealers in securities, commodities or currencies, brokers, banks, financial institutions, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income taxes, regulated investment companies, real estate investment trusts, retirement plans, tax-exempt entities or insurance companies;

•	certain former citizens or long-term residents of the United States;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	U.S. holders of Common Shares whose “functional currency” is not the U.S. dollar;
•	persons holding Equity Units or Common Shares as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;
•	partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);
•	persons subject to special tax accounting rules, including under Section 451(b) of the Code;
•	persons subject to the alternative minimum tax or the Medicare contribution tax; or
•	“controlled foreign corporations” or “passive foreign investment companies” and shareholders in such entities.
The discussion below is based upon the provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be subject to different interpretations and may be changed, potentially retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding Notes should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of Notes.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF THE NOTES.
Classification of the Notes
Generally, classification of an obligation as indebtedness for U.S. federal income tax purposes is made at the time of the issuance of the obligation. We have treated and will continue to treat the Notes as indebtedness for U.S. federal income tax purposes. It is possible that the IRS will successfully assert that the Notes are not properly treated as indebtedness, in which case your tax consequences from the ownership and disposition of the Notes may differ from those described below. By acquiring Notes in the remarketing, you will be deemed to have agreed to treat the Notes as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that the Notes will be treated as indebtedness for U.S. federal income tax purposes.
The Notes
Treatment of the Notes
The Corporation has treated the Notes as “variable rate debt instruments”. The Corporation intends to continue to continue treating the Notes in this manner, and the remainder of this discussion assumes that this treatment will be respected. There are, however, no Treasury regulations, rulings or other authorities that address whether debt instruments that are substantially similar to the Notes should be treated as “variable rate debt instruments,” and therefore the U.S. federal income tax treatment of the Notes is unclear and other characterizations are possible. For example, it is possible that the Notes could be treated as “contingent payment debt instruments.” In that event, U.S. holders would be required to accrue original issue discount (“OID”) income based on the “comparable yield” of the Notes. In general, the comparable yield of the Notes would be the rate at which we would issue a fixed-rate debt instrument with terms and conditions similar to the Notes. It is possible that the comparable yield of the Notes could exceed the stated interest rate, in which case you may be required to include in income amounts in excess of the stated interest payments on the Notes. In addition, if the Notes were treated as contingent payment debt instruments, any gain that you would recognize upon a sale, exchange or other taxable disposition of the Notes would generally be treated as ordinary interest income. U.S. holders should consult their tax advisor concerning alternative characterizations and treatments of the Notes.
In addition, in certain circumstances (e.g., as described under “Description of the Notes—Payment of Additional Amounts”) the Corporation may be obligated to pay amounts on the Notes that are in excess of stated interest or principal on the Notes. These potential payments may also implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments.” The Corporation does not intend to treat the possibility of paying such additional amounts as causing the Notes to be treated as contingent payment debt instruments. It is possible, however, that the IRS may take a contrary position. If the IRS takes a contrary position, the treatment described in the preceding paragraph would apply. The Corporation’s determination that the Notes are not contingent payment debt instruments is binding on you unless you disclose a contrary position to the IRS in the manner that is required by applicable Treasury regulations.
U.S. holders should consult their tax advisor concerning alternative characterizations and treatments of the Notes under the OID rules.
Pre-Acquisition Accrued Interest
The purchase price of the Notes sold in this remarketing will include an amount of interest attributable to interest accrued for the period prior to this remarketing. The Corporation intends to treat the portion of the first interest payment on the Notes equal to the amount of such pre-acquisition accrued interest as a return of such pre-acquisition accrued interest, rather than as an amount payable on the Notes. Assuming this treatment is respected, the portion of the first interest payment on the Notes equal to the pre-acquisition accrued interest will not be treated as taxable interest income and a U.S. holder’s adjusted tax basis in the Notes will be reduced by a corresponding amount. This discussion assumes that this treatment will be respected, and references in this discussion to stated interest do not include such portion of the first interest payment equal to the pre-acquisition accrued interest. U.S. holders should consult their own tax advisors concerning the tax treatment of any pre-acquisition accrued interest on the Notes.

Interest Income
Stated interest on the Notes will generally be includible in a U.S. holder’s gross income as ordinary interest at the time the interest is paid or accrued, in accordance with the U.S. holder’s regular method of tax accounting. The amount of interest will include any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto. Interest on the Notes will generally be foreign source income for foreign tax credit purposes. A U.S. holder may be eligible, subject to a number of limitations, for a foreign tax credit or deduction against such U.S. holder’s U.S. federal income tax liability for taxes withheld on the Notes.
Bond Premium
If the amount paid by a U.S. holder for a Note pursuant to this remarketing (excluding any amount attributable to pre-acquisition accrued interest) is greater than its principal amount, such U.S. holder will generally be considered to have purchased the note with “bond premium” in the amount equal to such excess. A U.S. holder generally may be able to elect to amortize this bond premium, using a constant-yield method, over the remaining term of the Note by offsetting the interest income on such note allocable to an accrual period with the premium allocable to such accrual premium. If a U.S. holder makes such an election, such U.S. holder’s adjusted tax basis in the Note will be reduced by the amount of premium amortized. If a U.S. holder does not elect to amortize the premium, the premium will decrease the gain or increase the loss such U.S. holder would otherwise recognize on a disposition of such Note. An election to amortize bond premium applies to all taxable debt obligations owned or acquired by the U.S. holder on or after the first day of the first taxable year for which the election is made and may be revoked only with the consent of the IRS. U.S. holders should consult with their own tax advisors regarding the election to amortize bond premium.
Sale, Exchange, Remarketing or Other Taxable Disposition of Notes
Upon a sale, exchange or other taxable disposition of a U.S. holder’s interest in the Notes (including upon the remarketing of the Notes), a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized by such U.S. holder on such disposition of the U.S. holder’s interest in the Notes and such U.S. holder’s adjusted tax basis in such interest in the Notes. For purposes of determining gain or loss, the proceeds received by such U.S. holder upon such a disposition will not include any amount properly attributable to accrued but unpaid interest, which amount will be taxable as ordinary interest income to the extent not previously included in income by such U.S. holder. Any such gain or loss generally will be capital gain or loss, and will be long- term capital gain or loss if, at the time of such disposition, the U.S. holder held such Note for a period of more than one year. Long- term capital gains recognized by non-corporate U.S. holders are subject to reduced rates. The deductibility of capital losses is subject to limitations. Gain recognized by a U.S. holder from a sale or other disposition of a Note will generally be treated as income from U.S. sources for foreign tax credit limitation purposes.
Medicare Tax
Certain U.S. holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their interest income and net gains from the disposition of Notes. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Notes.
Information Reporting and Backup Withholding
Information reporting may apply to payments made by the Corporation on, or the proceeds from the sale or other disposition of, the Notes, unless the U.S. holder establishes that it is an exempt recipient. In addition, U.S. federal backup withholding may apply to such payments if the U.S. holder fails to provide a properly completed and executed IRS Form W-9 providing such U.S. holder’s correct taxpayer identification number and certifying that such U.S. holder is not subject to backup withholding or otherwise fails to establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS.
The foregoing discussion of material U.S. federal income tax considerations is for general information purposes only and is not tax or legal advice. Prospective investors should consult their own tax advisor as to the particular tax consequences to them of purchasing, owning and disposing of the notes, including the applicability and effect of any U.S. federal, state or local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

INTERESTS OF EXPERTS
Certain legal matters in connection with the Remarketing hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. Certain legal matters in connection with the Remarketing hereunder will be passed upon on behalf of the Remarketing Agents by Cravath, Swaine & Moore LLP and Bennett Jones LLP. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.
INDEPENDENT AUDITORS
Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Some of the Corporation’s directors and most of the Corporation’s officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a portion of their assets, and a portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a United States court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws.
The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. The Corporation has been advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Canadian court within any applicable limitation period; (ii) the Canadian court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal, or if there is another subsisting judgment in any jurisdiction relating to the same cause of action as the United States judgment; (iii) the Canadian court will render judgment only in Canadian dollars; and (iv) an action in the Canadian court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under the law of the applicable Canadian province would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the enforcement of the United States judgment is contrary to or inconsistent with public policy of the applicable Canadian province or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in such statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law. The Corporation has also been advised by Blake, Cassels & Graydon LLP, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the Remarketing of Notes under the registration statement of which this Prospectus Supplement forms a part.
AGENT FOR SERVICE OF PROCESS IN CANADA
Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

SCHEDULE “A” – RECONCILIATIONS OF NON-GAAP MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings for the years ended December 31, 2021 and December 31, 2020
The following table is derived from and should be read in conjunction with the consolidated statement of operations contained in the Corporation’s annual consolidated financial statements as at and for the years ended December 31, 2021 and December 31, 2020 (the “2021 Annual Financial Statements”). This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
	Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020
Net earnings attributable to shareholders	264.9	782.5
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV (as defined below)[1]	16.1	14.9
Income tax expense (recovery)	(43.4)	64.6
Interest expense	209.6	181.9
Other net losses[3]	22.9	61.3
Pension and post-employment non-service costs	16.3	14.1
Change in value of investments carried at fair value[2]	122.4	(559.7)
Impacts from the Market Disruption Event on the Senate Wind Facility	53.4	—
Costs related to tax equity financing	5.7	—
Loss (gain) on derivative financial instruments	1.7	(1.0)
Realized loss on energy derivative contracts	(0.1)	(1.1)
Loss (gain) on foreign exchange	4.4	(2.1)
Depreciation and amortization	403.0	314.1
Adjusted EBITDA	1,076.9	869.5
1
Hypothetical Liquidation at Book Value (“HLBV”) represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and twelve months ended December 31, 2021 amounted to $34.4 million and $95.3 million, respectively, as compared to $20.6 million and $69.7 million during the same period in 2020.

2	See Note 8 in the 2021 Annual Financial Statements.
3	See Note 19 in the 2021 Annual Financial Statements.

Reconciliation of Net Utility Sales and Regulated Services Group Divisional Operating Profit
to Revenue for the years ended December 31, 2021 and December 31, 2020
The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations contained in the Corporation’s 2021 Annual Financial Statements and Note 21 in the 2021 Annual Financial Statements titled “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales and Divisional Operating Profit should not be construed as an alternative to revenue in accordance with U.S. GAAP.
	Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020
Revenue
Regulated electricity distribution	1,183.4	776.3
Less: Regulated electricity purchased	(475.8)	(227.5)
Net Utility Sales – electricity[1]	707.6	548.8
Regulated gas distribution	525.9	454.7
Less: Regulated gas purchased	(194.2)	(144.3)
Net Utility Sales – natural gas[1]	331.7	310.4
Regulated water reclamation and distribution	234.9	155.0
Less: Regulated water purchased	(12.6)	(12.5)
Net Utility Sales – water reclamation and distribution[1]	222.3	142.5
Other revenue[2]	53.4	19.1
Net Utility Sales[3]	1,315.0	1,020.8
Operating expenses	(597.9)	(442.9)
Other Income	18.3	7.8
HLBV[4]	23.4	6.6
Divisional Operating Profit[1,5,6]	758.8	592.3
1	See “Non-GAAP and Other Measures”.
2	See Note 21 in the 2021 Annual Financial Statements
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the 2021 Annual Financial Statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period of the Luning and Turquoise Solar Facilities and the Kings Point and Neosho Ridge Wind Facilities.

5
This table contains a reconciliation of Divisional Operating Profit to revenue. The relevant sections of the table are derived form and should be read in conjunction with the consolidated statement of operations and Note 21 in the 2021 Annual Financial Statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

6	Certain prior year items were reclassified to conform with presentation for the year ended December 31, 2021.

Reconciliation of Net Energy Sales and Renewable Energy Group Divisional Operating Profit
to Revenue for the years ended December 31, 2021 and December 31, 2020
The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations contained in the Corporation’s 2021 Annual Financial Statements and Note 21 in the 2021 Annual Financial Statements titled “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Energy Sales and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Net Energy Sales and Divisional Operating Profit should not be construed as an alternative to revenue in accordance with U.S GAAP.
	Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020
Revenue[1]
Hydro	43.4	39.8
Wind	161.2	165.9
Solar	26.9	19.7
Thermal	36.5	30.6
Total Non-Regulated Energy Sales	268.0	256.0
Less:
Cost of Sales – Energy[2]	(12.5)	(5.1)
Cost of Sales – Thermal	(24.0)	(11.5)
Realized gain (loss) on hedges[3]	(0.1)	(1.1)
Net Energy Sales[7,8]	231.4	238.3
Renewable Energy Credits[4]	17.5	12.4
Other Revenue	0.8	2.0
Total Net Revenue	249.7	252.7
Expenses & Other Income
Operating Expenses	(104.3)	(74.0)
Gain on sale of renewable assets	29.1	—
Dividend, interest, equity and other income[5]	84.0	94.0
Impacts from the Market Disruption Event on the Senate Wind Facility	53.4	—
HLBV Income[10]	77.7	63.0
Divisional Operating Profit[6,7,9]	389.6	335.7
1
Many of the Renewable Energy Group’s power purchase agreements include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year. Includes the impacts from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S (the “Market Disruption Event”) on the Senate Wind Facility.

2
Cost of Sales – Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See Note 24(b)(iv) in the 2021 Annual Financial Statements
4
Qualifying renewable energy projects receive renewable energy credits (“RECs”) for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.

5
Includes dividends received from Atlantica and related parties (see Note 8 and 16 in the 2021 Annual Financial Statements) as well as the equity investment in the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond).

6	Certain prior year items were reclassified to conform to presentation for the year ended December 31, 2021.
7	See “Non-GAAP and Other Measures”.
8
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the 2021 Annual Financial Statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of the Corporation. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

9
This table contains a reconciliation of Divisional Operating Profit to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the 2021 Annual Financial Statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

10
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.

Production tax credits (“PTCs”) are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the three and twelve months ended December 31, 2021, the Renewable Energy Group’s eligible facilities generated 1,418.4 and 4,419.2 GW-hrs representing approximately $35.5 million and $110.5 million in PTCs earned as compared to 765.4 and 2,600.4 GW-hrs representing $19.1 million and $65.0 million in PTCs earned during the same period in 2020. The majority of the PTCs have been allocated to tax equity investors to monetize the value to the Corporation of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Corporation to lower its overall effective tax rate.

Reconciliation of Adjusted Net Earnings to Net Earnings for the year ended December 31, 2021
The following table is derived from and should be read in conjunction with the consolidated statement of operations contained in the Corporation’s annual consolidated financial statements as at and for the years ended December 31, 2022 and December 31, 2021 (the “2022 Annual Financial Statements”). This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
(all dollar amounts in $ millions)	Twelve months ended December 31 2021
Net earnings (loss) attributable to shareholders	264.9
Add (deduct):
Gain on derivative financial instruments	(4.4)
Other net losses[1]	22.9
Asset impairment charge	—
Impairment of equity-method investee	—
Loss on foreign exchange	4.4
Unrealized loss (gain) on energy derivatives included in revenue	5.4
Change in value of investments carried at fair value[2]	122.4
Impacts from the Market Disruption Event on the Senate Wind Facility	53.4
Costs related to tax equity financing and other adjustments	5.7
Adjustment for taxes related to above	(25.7)
Adjusted Net Earnings[3]	449.0
Adjusted Net Earnings per common share	0.71
1	See Note 19 in the 2022 Annual Financial Statements.
2	See Note 8 in the 2022 Annual Financial Statements.
3	Amounts for the twelve months ended December 31, 2021 include $21.1 million in gains from asset dispositions after tax.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities for the year ended December 31, 2021
The following table is derived from and should be read in conjunction with the consolidated statement of operations contained in the Corporation’s 2022 Annual Financial Statements. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
(all dollar amounts in $ millions)	Twelve months ended December 31 2021
Cash provided by operating activities	157.5
Add (deduct):
Changes in non-cash operating items	522.0
Production based cash contributions from non-controlling interests	4.8
Impacts from the Market Disruption Event on the Senate Wind Facility	53.4
Costs related to tax equity financing	5.7
Acquisition-related costs	14.5
Adjusted Funds from Operations[1]	757.9
1	Amounts for the twelve months ended December 31, 2021 include $29.1 million in gains from asset dispositions.

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained. This short form prospectus is filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.
This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, email: InvestorRelations@APUCorp.com, telephone (905) 465-4500, and are also available electronically at www.sedarplus.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and/or Secondary Offering	March 8, 2024
ALGONQUIN POWER & UTILITIES CORP.

Debt Securities (unsecured)
Subscription Receipts
Preferred Shares
Common Shares
Warrants
Share Purchase Contracts
Share Purchase or Equity Units
Units
Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue the following securities: (i) unsecured debt securities of the Corporation (“Debt Securities”); (ii) subscription receipts of the Corporation (“Subscription Receipts”); (iii) preferred shares of the Corporation (“Preferred Shares”); (iv) common shares of the Corporation (“Common Shares” and together with Preferred Shares, “Equity Securities”); (v) warrants to purchase Common Shares (“Warrants”); (vi) Share Purchase Contracts (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein); (vii) Share Purchase or Equity Units (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein); and (viii) units comprised of some or all of the other securities described above (“Units”), or any combination thereof. The Debt Securities, Subscription Receipts, Equity Securities, Warrants, Share Purchase Contracts and Share Purchase or Equity Units (collectively, and together with Units unless the context requires otherwise, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell Securities at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, including by way of transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”). One or more selling securityholders may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.
i

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Well-Known Seasoned Issuer”.
The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S.
Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and some of its directors are residents of Canada and that a portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities”.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, whether the Debt Securities are payable on an instalment basis, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities; (iv) in the case of Warrants, the designation and number of Warrants being offered, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Units, the designation and number of Units being offered, the terms of the underlying Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
This Prospectus does not qualify for issuance any Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.

The Corporation and/or selling securityholders may sell the Securities to or through underwriters, dealers or remarketing firms purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, remarketing firm or agent engaged by the Corporation and/or selling securityholders in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers, remarketing firms or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation and/or selling securityholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102.
Subject to any applicable securities legislation, and other than in relation to an “at-the-market distribution”, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.
The Corporation has filed an undertaking with the securities regulatory authorities in each of the provinces and territories of Canada that it will not distribute Securities that, at the time of distribution, are novel specified derivatives without first pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.
The Corporation’s outstanding Common Shares, cumulative rate reset preferred shares, series A (the “Series A Preferred Shares”) and cumulative rate reset preferred shares, series D (the “Series D Preferred Shares”) are listed and posted for trading on the TSX under the trading symbols “AQN”, “AQN.PR.A”, and “AQN.PR.D”, respectively. The Common Shares are also listed and posted for trading on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding US $350,000,000 6.20% fixed-to-floating subordinated notes – Series 2019-A due July 1, 2079 (the “2019 Notes”) are listed and posted for trading on the NYSE under the trading symbol “AQNB”. The Corporation’s outstanding equity units (the “Equity Units”) are listed and posted for trading on the NYSE under the trading symbol “AQNU”.
Unless otherwise specified in the applicable Prospectus Supplement, the Securities, other than Common Shares, Series A Preferred Shares, Series D Preferred Shares, 2019 Notes and Equity Units, will not be listed or posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.
No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.
Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
Unless the context requires otherwise, all references in this Prospectus and any Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

v

CURRENCY
In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars” or “US$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.
The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2021, 2022 and 2023, in each case as reported by the Bank of Canada.
	Year ended December 31,
	2023	2022	2021
High	0.7617	0.8031	0.8306
Low	0.7207	0.7217	0.7727
Average	0.7410	0.7692	0.7980
Period End	0.7561	0.7383	0.7888
The daily exchange rate on March 7, 2024, as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00 = US$0.7422.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
AND FORWARD-LOOKING INFORMATION
This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, “seeks”, “strives”, “targets” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus includes, but is not limited to, statements relating to: expected future growth, earnings and results of operations, performance, business prospects and opportunities of the Corporation; share price appreciation; the proposed sale of the Corporation’s renewable energy business and the anticipated impact thereof on the Corporation; liquidity, capital resources and operational requirements; statements relating to renewable energy credits expected to be generated and sold; expectations and plans with respect to current and planned projects; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing and asset recycling or asset sales initiatives; expectations regarding the payments to be made to the Corporation upon the settlement of the Purchase Contracts (as defined herein) underlying the Corporation’s outstanding Equity Units (as defined herein); anticipated customer benefits; ongoing and planned acquisitions, dispositions, projects, initiatives or other transactions, including expectations regarding timing, costs, proceeds, financing, results, ownership structures, regulatory matters, in-service dates and completion dates; financing plans; expectations regarding future macroeconomic conditions; expectations regarding the Corporation’s corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; statements regarding the Corporation’s sustainability and environmental, social and governance goals, including its net zero by 2050 target; expectations with respect to revenues pursuant to power purchase agreements and energy production hedges; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Corporation’s energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; capital management plans and objectives; expectations regarding the outcome of legal claims and disputes; strategy and goals; expected demand for renewable sources of power; expected capacity of and energy sales from new energy projects and existing facilities; joint ventures; environmental liabilities; dividends to shareholders, including expectations regarding the sustainability thereof and the Corporation’s ability to achieve its targeted annual dividend payout ratio; the Corporation’s shareholder dividend reinvestment plan; expectations regarding future “greening the fleet” initiatives; expectations regarding the use of proceeds from financings; expectations regarding credit ratings and equity credit from rating agencies, including expectations regarding the resolution of rating watches related to the intended sale of the Corporation’s renewable energy business; expectations regarding debt repayment and refinancing; the future impact on the Corporation of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group’s revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; the implementation of new technology systems and infrastructure, including the expected timing thereof; financing costs; and currency exchange rates. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained in this Prospectus, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; the availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms; the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with applicable regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; the ability of the Corporation to successfully execute future “greening the fleet” initiatives; and the ability of the Corporation to effect a sale of its renewable energy business and realize the anticipated benefits therefrom.
The forward-looking information contained in this Prospectus, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Corporation’s operations and growth plans; delays and cost overruns in the design and construction of projects; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica Sustainable Infrastructure plc (“Atlantica”) or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Common Shares and the Corporation’s other securities; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including with respect to the intended sale of the Corporation’s renewable energy business; the possibility of adverse reactions or changes in business relationships or relationships with employees resulting from the announcement or completion of the intended sale of the Corporation’s renewable energy business; risks relating to the diversion of the Board of Directors of the Corporation’s or management’s attention in connection with the intended sale of the Corporation’s renewable energy business; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination provisions in purchase or sale agreements; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” in the Corporation’s Management Discussion and Analysis (“MD&A”) for the three and twelve months ended December 31, 2023, and under the heading “Enterprise Risk Factors” in the Corporation’s most recent AIF (as defined herein).Forward-looking information contained in this Prospectus, including the documents incorporated by reference (including any financial outlook), is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus is qualified by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces and territories of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available from the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus or any Prospectus Supplement.
Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different or additional information. The Securities are not being offered in any jurisdiction where such an offer is not permitted. Investors should not assume that the information contained or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document, unless otherwise noted herein or as required by law, as the business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION
The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement has been prepared in accordance with generally accepted accounting principles in the United States.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedarplus.com.
The following documents of the Corporation, filed with the securities commissions or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:
(a)	the Annual Information Form of the Corporation dated March 8, 2024 for the year ended December 31, 2023 (the “AIF”);
(b)
the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2023 and December 31, 2022, together with the report of the independent registered public accounting firm thereon, as filed on SEDAR+ on March 8, 2024;

(c)	the MD&A of the Corporation for the year ended December 31, 2023, as filed on SEDAR+ on March 8, 2024; and
(d)	the Management Information Circular of the Corporation dated April 27, 2023 with respect to the annual meeting of shareholders of the Corporation held on June 20, 2023.
All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the report of independent registered public accounting firm thereon, interim financial statements and related MD&A, information circulars, business acquisition reports, press releases that expressly state that they are incorporated herein by reference and any other documents as may be required to be incorporated herein by reference under applicable securities legislation which are filed with a securities regulatory authority in Canada or the U.S. after the date of this Prospectus, during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.
Upon new audited annual financial statements and related MD&A being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, the previous audited annual financial statements and related MD&A and all interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new annual information form being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, the previous annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed prior to the start of such financial year and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related MD&A being filed by the Corporation with the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, all interim financial statements and related MD&A filed prior to the new interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.
In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s EDGAR system at www.sec.gov.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.
Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

DESCRIPTION OF THE BUSINESS
General
Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.
The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and the Renewable Energy Group, which primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets. On August 10, 2023, the Corporation announced that it is pursuing a sale of its renewable energy business.
Regulated Services Group	Renewable Energy Group
Electric Utilities Water and Wastewater Utilities Natural Gas Utilities Electric and Natural Gas Transmission Energy Generation and Storage	Wind Power Generation Solar Power Generation Hydro Power Generation Thermal Co-Generation Renewable Natural Gas Energy Storage
Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile. The Regulated Services Group seeks to provide safe, high-quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group may seek to deliver long-term growth through acquisitions of additional utility systems and pursuing “greening the fleet” opportunities.
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located in the United States and Canada. The Renewable Energy Group seeks to deliver growth through new power generation projects and complementary projects, such as energy storage. The Renewable Energy Group has economic interests in hydroelectric, wind, solar, renewable natural gas and thermal facilities. In addition, the Renewable Energy Group has an approximately 42% indirect beneficial interest in Atlantica.
See “Description of the Business” in the AIF and “Overview and Business Strategy” in the Corporation’s most recent MD&A.

DESCRIPTION OF DEBT SECURITIES
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the Prospectus Supplement filed in respect of such Debt Securities.
The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The Debt Securities may be offered separately or together with other Securities. The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”) in each case between the Corporation and a trustee (or a U.S. trustee and a Canadian co-trustee) (an “Indenture Trustee”), determined by the Corporation in accordance with applicable laws. Any Debt Securities offered or sold to persons in the U.S. pursuant to this Prospectus will be issued under a Trust Indenture substantially in the form of one of the Trust Indentures filed with the SEC as an exhibit to the Corporation’s registration statement of which this Prospectus is a part. A copy of any Trust Indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on the Corporation’s SEDAR+ profile at www.sedarplus.com. The statements made below relating to the Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.
The Corporation conducts its business primarily through its subsidiaries. Accordingly, the ability of the Corporation to meet its obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. The Corporation’s subsidiaries are separate legal entities and have no independent obligation to pay dividends. Prior to paying dividends, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, subsidiaries which are regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to the Corporation or may require that the Corporation contribute capital. In the future, laws or regulations may be enacted that prohibit or further restrict the ability of the subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that the Corporation and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain subsidiaries have incurred substantial amounts of debt in the operation and expansion of their businesses, and it is anticipated that certain subsidiaries will continue to do so in the future.
Holders of Debt Securities will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of the Corporation’s subsidiaries.
Unless otherwise specified in a Prospectus Supplement, the Trust Indentures will not limit the amount of indebtedness or preference or preferred shares issuable by the Corporation or its subsidiaries.
The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Trust Indenture under which such Debt Securities are issued.
General
The Trust Indentures will not limit the amount of Debt Securities that may be issued thereunder. The Corporation may issue Debt Securities from time to time under a Trust Indenture in one or more series by entering into supplemental indentures or by its board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:
(a)	the title of the series;
(b)	the total principal amount of the Debt Securities of the series;
(c)	the date or dates on which principal is payable or the method for determining the date or dates, and any right that the Corporation has to change the date on which principal is payable;
(d)	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;
(e)	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;
(f)	whether the Corporation may extend the interest payment periods and, if so, the terms of the extension;
(g)	the place or places where payments will be made;
(h)	whether the Corporation has the option to redeem the Debt Securities and, if so, the terms of such redemption option;
(i)	any obligation that the Corporation has to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;
(j)	any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;
(k)	the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;
(l)
if payments may be made, at the election of the Corporation or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

(m)	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;
(n)	whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;
(o)	the events of default or covenants with respect to the Debt Securities;
(p)	any index or formula used for determining principal, premium or interest;
(q)	the terms of the subordination of any series of subordinated debt;
(r)
if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

(s)	whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange;
(t)	the material tax consequences of owning the Debt Securities;
(u)	the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and
(v)	any other terms.
The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. Debt Securities represented by instalment receipts will not be offered or sold to persons in the U.S. pursuant to this Prospectus. A copy of any such instalment receipt and pledge agreement or similar agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR+ profile at www.sedarplus.com.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The particular terms and provisions of Subscription Receipts offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:
(a)	the number of Subscription Receipts;
(b)	the price at which the Subscription Receipts will be offered;
(c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;
(d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;
(e)
the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;

(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
(g)	the material tax consequences of owning Subscription Receipts; and
(h)	any other material terms and conditions of the Subscription Receipts.
Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC in the U.S. after it has been entered into by the Corporation and will be available on the Corporation’s SEDAR+ profile at www.sedarplus.com.
DESCRIPTION OF EQUITY SECURITIES
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of Equity Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Equity Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Equity Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the applicable securities regulatory authorities in Canada and is available on the Corporation’s SEDAR+ profile at www.sedarplus.com.
General
The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in one or more series. As of March 7, 2024, there were 689,440,165 Common Shares, 4,800,000 Series A Preferred Shares, nil cumulative floating rate preferred shares, series B (the “Series B Preferred Shares”), 4,000,000 Series D Preferred Shares, nil cumulative floating rate preferred shares, series E (the “Series E Preferred Shares”), nil preferred shares, series G (the “Series G Preferred Shares”), nil preferred shares, series H (the “Series H Preferred Shares”) and nil preferred shares, series I (the “Series I Preferred Shares”) outstanding.

The Equity Securities may be offered separately or together with other Securities. The particular terms and provisions of the Equity Securities offered pursuant to a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.
Common Shares
The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and to receive a pro rata share of any remaining property and assets of the Corporation upon liquidation, dissolution or winding up of the Corporation. All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
The Corporation declared a quarterly dividend of US$0.1085 per Common Share for the first quarter of 2024, which translates to a total annual dividend of US$0.434 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s cash flow from operations, financial condition, financial leverage, working capital requirements and investment opportunities, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.
The Corporation has adopted a shareholder rights plan as amended, restated and continued as of, and approved by shareholders on, June 2, 2022. A copy of the shareholder rights plan has been filed with the applicable securities regulatory authorities in Canada and is available on the Corporation’s SEDAR+ profile at www.sedarplus.com. For additional information on the shareholder rights plan, see “Shareholders’ Rights Plan” in the AIF.
Preferred Shares
The Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation, which may include voting rights. The Preferred Shares of each series will rank equally with the Preferred Shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.
The articles of the Corporation, which include the terms of the Series A Preferred Shares, the Series B Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series G Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares, are available on the Corporation’s SEDAR+ profile at www.sedarplus.com. For a detailed description of the terms and conditions of the Corporation’s existing series of Preferred Shares, see “Description of Capital Structure” in the AIF. The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a Prospectus Supplement. Accordingly, the statements made or incorporated by reference in this section may not apply to a particular series of Preferred Shares.
DESCRIPTION OF THE WARRANTS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to those Warrants, will be described in the Prospectus Supplement filed in respect of such Warrants. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.
The Corporation may issue Warrants for the purchase of Common Shares. Warrants may be issued independently or together with other Securities offered pursuant to any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement. A copy of any such warrant agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR+ profile at www.sedarplus.com.

Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including:
(a)	the designation of the Warrants;
(b)	the aggregate number of Warrants offered and the offering price;
(c)	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
(d)	the exercise price of the Warrants;
(e)	the dates or periods during which the Warrants are exercisable;
(f)	the designation and terms of any Securities with which the Warrants are issued;
(g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other security will be separately transferable;
(h)	the currency or currency unit in which the exercise price is denominated;
(i)	any minimum or maximum amount of Warrants that may be exercised at any one time;
(j)	whether such Warrants will be listed on any securities exchange;
(k)	any terms, procedures and limitations relating to the transferability or exercise of the Warrants;
(l)	the material tax consequences of owning the Warrants;
(m)	whether the Warrants will be issued in fully registered or “book-entry only” form; and
(n)	any other material terms and conditions of the Warrants.
DESCRIPTION OF SHARE PURCHASE CONTRACTS
AND SHARE PURCHASE OR EQUITY UNITS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The Corporation may issue share purchase contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either that the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment(s) be made at a specified future date(s). The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.
The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the applicable Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

DESCRIPTION OF THE UNITS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.
The Corporation may issue Units comprised of one or more of the Securities described in this Prospectus in any combination, including fractions of such Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement (if any) under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. A copy of any such unit agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR+ profile at www.sedarplus.com.
Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including:
(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units;
(c)	whether the Units will be issued in fully registered or “book-entry only” form; and
(d)	any other material terms and conditions of the Units.

BOOK-ENTRY ONLY SECURITIES
Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in the depository service of a depository identified in a Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers, remarketing firms or agents, as the case may be, named in an accompanying Prospectus Supplement will be a participant of the depository or will have arrangements with a participant. On the closing of a book-entry only offering, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context requires otherwise, the owner of the beneficial interest in the Securities.
If the Corporation determines, or the depository notifies the Corporation in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.
Transfer, Conversion or Redemption of Securities
Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants.
The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.
Payments and Notices
Payments of principal, redemption price, if any, dividends and interest, as applicable, on each Security will be made by the Corporation to the depository or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participant. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.
As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption price, if any, dividends and interest due on the Securities to the depository or its nominee.
Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Corporation, any Indenture Trustee, warrant agent, subscription receipt agent, collateral agent, purchase contract agent or custodial agent and depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.

The Corporation, the remarketing firms, the underwriters or agents and any Indenture Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the depository relating to beneficial ownership interest in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to the depository and contained herein or in any Trust Indenture with respect to the rules and regulations of the depository or at the directions of the participants.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the share and loan capitalization of the Corporation since December 31, 2023, the end of the most recent reporting period for the Corporation, which have not been disclosed in this Prospectus or in the documents incorporated by reference herein.
TRADING PRICES AND VOLUMES
The outstanding Common Shares, Series A Preferred Shares and Series D Preferred Shares are traded on the TSX under the trading symbols “AQN”, “AQN.PR.A” and “AQN.PR.D”, respectively. The outstanding Common Shares are also traded on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding 2019 Notes are listed on the NYSE under the trading symbol “AQNB”. The Corporation’s outstanding Equity Units are listed on the NYSE under the trading symbol “AQNU”. On March 7, 2024, the last trading day prior to the date of this Prospectus, (i) the closing price of the Common Shares on the TSX and the NYSE was C$8.23 and US$6.11, respectively; (ii) the closing price of the Series A Preferred Shares on the TSX was C$21.60; (iii) the closing price of the Series D Preferred Shares on the TSX was C$22.28; (iv) the closing price of the 2019 Notes on the NYSE was US$25.24 per US$25 principal amount thereof; and (v) the closing price of the Equity Units on the NYSE was US$20.90. Trading prices and volume for the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
EARNINGS COVERAGE RATIOS
Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of Debt Securities having a term to maturity in excess of one year or Preferred Shares pursuant to this Prospectus.
PRIOR SALES
Prior sales of the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.
Unless otherwise specified in a Prospectus Supplement, all expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.

PLAN OF DISTRIBUTION
The Corporation and/or selling securityholders may sell Securities (i) to or through underwriters, dealers or agents or (ii) directly to one or more purchasers. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation and/or selling securityholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Corporation and/or selling securityholders from such sale, any underwriting discounts or commissions and other items constituting underwriters’ or agents’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid by any underwriter to other dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.
If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered pursuant to the applicable Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.
The Securities may also be sold (i) directly by the Corporation and/or selling securityholders at such prices and upon such terms as agreed to by the Corporation and/or selling securityholders, as applicable, and the purchasers or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation and/or selling securityholders to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.
The Corporation and/or selling securityholders may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission payable by the Corporation will be paid out of the general corporate funds of the Corporation. Underwriters, remarketing firms and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation and/or selling securityholders to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, remarketing firms or agents may be required to make in respect thereof.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.
Subject to any applicable securities legislation, and other than in relation to an “at-the-market distribution”, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any underwriters or agents to or through whom Securities are sold by the Corporation and/or selling securityholders may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities (other than Equity Securities) will develop or as to the liquidity of any trading market for the Securities.

No underwriter or agent of an “at-the-market distribution” under this Prospectus, no affiliate of such underwriter or agent, and no person or company acting jointly or in concert with such underwriter or agent will, in connection with the distribution, over-allot securities or effect any other transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter or agent creating an over-allocation position in the Securities.
Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms”, acting as principals for their own account or as agents of the Corporation and/or selling securityholders. Any remarketing firm will be identified and the terms of its agreement, if any, with the Corporation, and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the Securities.
SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of a secondary offering by one or more selling securityholders. The terms under which the Securities will be offering by selling securityholders and information regarding such selling securityholders will be described, as required under applicable securities laws, in the applicable Prospectus Supplement.

RISK FACTORS
An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces and territories of Canada which are incorporated by reference in this Prospectus. In particular, see “Enterprise Risk Management” in the Corporation’s most recent annual MD&A and “ Enterprise Risk Factors” in the AIF.
Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Gibson, Dunn & Crutcher LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.
AUDITOR, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3. Ernst & Young LLP have confirmed that they are (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
TSX Trust Company is (i) the registrar and transfer agent of the Common Shares, the Series A Preferred Shares and the Series D Preferred Shares, (ii) the trustee of the Corporation’s C$400,000,000 5.25% fixed-to-fixed reset rate junior subordinated notes - Series 2022-A due January 18, 2082 (the “2022-A Notes”) and the 5.00% convertible unsecured subordinated debentures due March 31, 2026 (the “Convertible Debentures”) and (iii) the Canadian co-trustee of the 2019 Notes and the Corporation’s US$750,000,000 4.75% fixed-to-fixed reset rate junior subordinated notes - Series 2022-B due January 18, 2082 (the “2022-B Notes”). Registers for the registration and transfer of the Common Shares, the Series A Preferred Shares, the Series D Preferred Shares, the 2022-A Notes and the Convertible Debentures are kept at the office of TSX Trust Company in Toronto. Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) is the co-transfer agent and registrar of the Common Shares in the U.S. and is the U.S. trustee, registrar and transfer agent of the 2019 Notes and the 2022-B Notes. Registers for the registration and transfer of the 2019 Notes and the 2022-B Notes are kept at the office of Equiniti Trust Company, LLC in New York, New York.
The Bank of New York Mellon Trust Company, N.A. (“BNYMTC”) is the U.S. trustee for the Corporation’s 2021 1.18% remarketable senior notes due 2026 (the “Remarketable Notes”) forming part of the Equity Units. BNYMTC is also the purchase contract agent, collateral agent, custodial agent and securities intermediary for the Equity Units. BNY Trust Company of Canada is the Canadian co-trustee for the Remarketable Notes. Registers for the registration and transfer of the Equity Units are kept at the office of BNYMTC located at 4655 Salisbury Road, Suite 300, Jacksonville, FL 32256.
WELL-KNOWN SEASONED ISSUER
On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order), as extended by OSC Rule 44-502 – Extension To Ontario Instrument 44-501 Certain Prospectus Requirements For Well-Known Seasoned Issuers and equivalent local blanket orders in each of the other provinces and territories of Canada (as extended, amended or varied, collectively, the “WKSI Blanket Orders”) which came into force on January 4, 2022. This Prospectus has been filed by the Corporation in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers” (as such term is defined in the WKSI Blanket Orders), or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.
EXEMPTIONS
During the second quarter of 2021, the Corporation completed an offering of 23,000,000 Equity Units for total gross proceeds of US$1.15 billion. Each Equity Unit was issued in a stated amount of US$50 and initially consisted of a contract to purchase Common Shares (the “Purchase Contracts”) and a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Remarketable Notes. Pursuant to the Purchase Contracts, holders are required to purchase Common Shares from the Corporation on June 15, 2024 (the “Purchase Contract Settlement Date”).

The Remarketable Notes are pledged to the Corporation to secure the payment obligation under the related Purchase Contracts and the purchase price payable to the Corporation on the Purchase Contract Settlement Date is generally expected to be paid on behalf of the holders of Equity Units (each, a “Unitholder”) through the resale of the Remarketable Notes by way of a remarketing, conducted by the Corporation and remarketing agents engaged by the Corporation, on behalf of the holders of the Remarketable Notes who elect to participate (the “Participating Securityholders”).
Unless a Termination Event (as defined in the purchase contract and pledge agreement dated June 23, 2021 between the Corporation and The Bank of New York Mellon Trust Company, N.A.) has occurred, the Corporation may elect, at its option, to remarket the Remarketable Notes over a period selected by the Corporation that begins on or after March 13, 2024 and ends any time on or before May 30, 2024 (any such remarketing, an “Optional Remarketing”). Unless there has been a successful Optional Remarketing, the Remarketable Notes will be remarketed in June of 2024 (any such remarketing, a “Final Remarketing” and in either case, a “Remarketing”).
Participating Securityholders may qualify as a “selling securityholders” under applicable Canadian securities laws, including applicable prospectus requirements, however, the Corporation identified a number of practical impediments to complying with such prospectus requirements in the event of a Remarketing conducted by way of a Canadian prospectus, including notably that beneficial interests in the Equity Units are widely held through the Depository Trust Company. Accordingly, the Corporation has applied for, and obtained, exemptive relief from Canadian securities regulators from the following disclosure and filing requirements under National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and Form 44-101F1 Short Form Prospectus (“Form 44-101F1”) to the extent (and only to the extent) such requirements are applicable to Participating Securityholders as selling securityholders in a Remarketing conducted by way of a Prospectus Supplement to this Prospectus (a “Remarketing Prospectus Supplement”):
(a)
the requirement under paragraph 4.2(a)(vi) NI 44-101 to file, at the time of filing this Prospectus, a submission to jurisdiction and appointment of agent for service of process of any Participating Securityholder which is (i) incorporated or organized under a foreign jurisdiction and does not have an office in Canada or (ii) an individual who resides outside of Canada; and

(b)	the disclosure requirements applicable to Participating Securityholders in a distribution pursuant to a Remarketing Prospectus Supplement as set out in:
○	subsection 1.6(1) of Form 44-101F1;
○	subsection 1.6(6) of Form 44-101F1;
○	subsection 1.6(7) of Form 44-101F1;
○	section 1.11 of Form 44-101F1;
○	section 4.1 of Form 44-101F1;
○	item 8 of Form 44-101F1; and
○	section 14.1(1) of Form 44-101F1 and National Instrument 33-105 Underwriting Conflicts.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Some of the Corporation’s directors and most of the Corporation’s officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a portion of their assets, and a portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws.
The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. The Corporation has been advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Canadian court within any applicable limitation period; (ii) the Canadian court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal, or if there is another subsisting judgment in any jurisdiction relating to the same cause of action as the United States judgment; (iii) the Canadian court will render judgment only in Canadian dollars; and (iv) an action in the Canadian court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under the law of the applicable Canadian province would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the enforcement of the United States judgment is contrary to or inconsistent with public policy of the applicable Canadian province or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in such statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law. The Corporation has also been advised by Blake, Cassels & Graydon LLP, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC’s Form F-10:
•	the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus;
•	the consents of auditors and counsel;
•	the powers of attorney from the directors and certain officers of the Corporation;
•	the appointment of agent for service of process and undertaking on Form F-X;
•	the forms of Trust Indenture; and
•	the statements of eligibility of the trustee on Form T-1.
A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.

ALGONQUIN POWER & UTILITIES CORP.

U.S.$1,150,000,000
5.365% Senior Notes due 2026
PROSPECTUS SUPPLEMENT
Remarketing Agents
BofA Securities	CIBC Capital Markets	RBC Capital Markets
Scotiabank	TD Securities
National Bank of Canada Financial Markets
Mizuho	SMBC Nikko
BMO Capital Markets	MUFG	Wells Fargo Securities
March 26, 2024